08004852

seamiles

Any Cruise Line...Any Time®

555 WILSON AVE.
TORONTO, ONTARIO,
CANADA, M3H 5Y6

T. 416.398.1555
F. 416.631.3411

SUPPL

September 5, 2008

SEC
Mail Processing
Section

SEP 08 2008

Washington, DC
101

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington D.C., U.S.A.
20549

Dear Sir/Madam:

Re: Continuous Disclosure Material – Registration Number: 82-35223

Please find enclosed, continuous disclosure material for SeaMiles Limited – registration number 82-35223. If you have any questions or concerns, please do not hesitate to contact me at 416.636.4544 ext. 413 or Beverly@seamiles.com.

Sincerely,
SEAMILES LIMITED

Beverly Lam
Manager, Finance

PROCESSED
SEP 12 2008
THOMSON REUTERS

9/11

seamiles

Any Cruise Line...Any Time

SEAMILES ANNOUNCES CEO APPOINTMENT

TORONTO, ONTARIO: February 29, 2008: SeaMiles Limited (TSXV-SEE), North America's premier cruise loyalty provider, today announced that Mr. Steven Wise has been appointed as Chief Executive Officer of the Company, expanding upon his current roles as Chairman and a member of the Company's board of directors.

In addition, the Company announces that Martha Ham has resigned as director of the Company. The board wishes to thank Ms. Ham for all her contributions to the Company.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES
SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

SEAMILES LIMITED

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

SEAMILES LIMITED, 555 Wilson Avenue, Toronto, Ontario M3H 5Y6

Item 2. Date of Material Change

February 29, 2008

Item 3. News Release

The Press Release was sent on February 29, 2008, via MarketWire—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Peter Rooney, President 416-398-1555 Ext. 442

Item 9. Date of Report

March 3, 2008

seamiles
Any Cruise Line...Any Time

SEAMILES ANNOUNCES CEO APPOINTMENT

TORONTO, ONTARIO: February 29, 2008: SeaMiles Limited (TSXV-SEE), North America's premier cruise loyalty provider, today announced that Mr. Steven Wise has been appointed as Chief Executive Officer of the Company, expanding upon his current roles as Chairman and a member of the Company's board of directors.

In addition, the Company announces that Martha Ham has resigned as director of the Company. The board wishes to thank Ms. Ham for all her contributions to the Company.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

seamiles
Any Cruise Line...Any Time

SEAMILES ANNOUNCES INTENT TO SELL REMAINING REAL ESTATE ASSETS

TORONTO, ONTARIO: March 6, 2008: SeaMiles Limited (the "Company") (TSXV-SEE), North America's premier cruise loyalty provider, today announced that it has signed an agreement in principle to sell its remaining real estate assets. As previously announced, the Company believes that superior business opportunities to increase shareholder value lie in its cruise based loyalty card program in the United States.

The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000.

The sale is expected to close on June 16, 2008. The net cash proceeds of the sale will be used immediately to cancel the remaining $1,500,000 of debentures issued by the Company that will remain outstanding following the sale. This transaction will eliminate all remaining real estate related debt, resulting in savings to the Company upwards of $400,000 per year. "This positions the Company to focus 100% of management's time on the continued growth and development of the most successful cruise loyalty program in existence today," comments Peter Rooney, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

seamiles
Any Cruise Line...Any Time

SEAMILES ENTERS INTO DEFINITIVE AGREEMENT TO SELL REMAINING REAL ESTATE ASSETS FOR $3.7 MILLION

Transaction Eliminates $3.6 Million in Debt; Sale to Eliminate $400,000 in Annual Expenses

TORONTO, ONTARIO: March 27, 2008: SeaMiles Limited (the "Company") (TSXV-SEE), North America's premier cruise loyalty provider, today announced that it has signed a definitive agreement to sell its remaining non-core real estate assets for $3.7 million. The sale is expected to close on June 16, 2008. The transaction will allow the Company to eliminate its remaining real estate and convertible debt aggregating $3.6 million and result in savings to the Company upwards of $400,000 per year.

"Due to the strong growth in our cruise based loyalty card program, we felt it was prudent to sell these non-strategic assets, allowing us to improve our balance sheet, reduce operating expenses and to exclusively focus on the many opportunities in our core operations where we believe we can increase shareholder value," said Peter Rooney, President of SeaMiles.

The properties to be sold consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3.7 million and will be satisfied by the cancellation of $1.5 million in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $0.6 million in existing mortgages and a cash payment by the purchaser to the Company of approximately $1.6 million, which will primarily be used to retire the remaining $1.5 million of convertible debentures outstanding following the sale.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line…Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney, President, SeaMiles
peter.rooney@seamiles.com
416-398-1555 Ext. 442

Computershare

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: 11/04/2008

To: All Canadian Securities Regulatory Authorities

Subject: SEAMILES LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	07/05/2008
Record Date for Voting (if applicable) :	07/05/2008
Meeting Date :	12/06/2008
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	81219R107	CA81219R1073

Sincerely,

Computershare Investor Services Inc.

Agent for SEAMILES LIMITED

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: SEAMILES LIMITED

Fiscal year end date used to calculate capitalization: DECEMBER 31, 2007

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 11,566,399	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $2.15	
Market value of class or series	(i) x (ii) =	$24,868,000 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		____(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		____(C)
(Repeat for each class or series of securities)		____(D)
Capitalization (Add market value of all classes and series of securities)	(A)+(B)+(C)+(D) =	$24,868,000
Participation fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$600
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee x Number of entire months remaining in the issuer's fiscal year ÷ 12		____
Late Fee, if applicable (As determined under section 2.5 of the Rule)		$

SeaMiles Limited

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

SeaMiles Limited
Consolidated Financial Statements
For the years ended
December 31, 2007 and 2006

Contents

Deloitte.

AUDITORS' REPORT

To The Shareholders Of
SeaMiles Limited

We have audited the consolidated balance sheet of SeaMiles Limited as at December 31, 2007 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the year then ended were audited by Mintz & Partners LLP who expressed an opinion without reservation on those consolidated financial statements in their report which is dated April 13, 2007 except for note 3 which is as of April 28, 2008.

Deloitte + Touche LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
April 28, 2008

Mintz & Partners LLP

AUDITORS' REPORT

To The Shareholders Of
SeaMiles Limited (formerly Corporate Properties Limited)

We have audited the consolidated balance sheet of SeaMiles Limited as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated April 11, 2006 (except for Note 15(d) which is as April 13, 2006).

Mintz + Partners LLP

Toronto, Ontario
April 13, 2007
(Except for note 3, which is as of April 28, 2008)

CHARTERED ACCOUNTANTS
Licensed Public Accountants

SeaMiles Limited
Consolidated Balance Sheets
(in Canadian Dollars)

December 31	2007	2006
Assets		
Current		
Cash	$415,507	$276,582
Accounts receivable	1,605,348	1,846,408
Deposits and prepaid expenses	1,216,037	1,267,525
Escrow bank account (Note 6)	17,132,178	12,672,526
Current assets of discontinued operations (Notes 5 and 19)	206,435	205,429
	20,575,505	16,268,470
Other receivable	250,586	-
Equipment (Note 7)	219,887	160,799
Trademarks (Note 4)	6,906,801	6,879,902
Long-term assets of discontinued operations (Notes 5 and 19)	3,220,000	5,382,438
	$31,172,779	$28,691,609
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$1,554,398	$1,722,898
Current portion of deferred revenue (Note 8)	1,242,158	-
Current portion of other long-term debt (Note 9)	132,835	153,814
Forward foreign exchange contracts (Note 13)	11,944	-
Deposits	17,130,895	12,672,536
Current liabilities of discontinued operations (Notes 5 and 19)	147,374	1,860,474
Convertible debentures (Notes 10 and 19)	3,000,000	-
	23,219,604	16,409,722
Deferred revenue (Note 8)	1,229,938	-
Other long-term debt (Note 9)	1,109,273	1,448,267
Long-term liabilities of discontinued operations (Notes 5 and 19)	604,543	1,000,000
Convertible debentures (Notes 10 and 19)	-	3,000,000
	26,163,358	21,857,989
Shareholders' equity		
Share capital (Note 11)	17,147,078	16,585,047
Contributed surplus (Note 11)	1,013,547	869,385
Deficit	(13,151,204)	(10,620,812)
	5,009,421	6,833,620
	$31,172,779	$28,691,609

On behalf of the Board

(signed) *"Steven Wise"* Chairman

(signed) *"Peter Rooney"* Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
(In Canadian Dollars)

For the years ended December 31	2007	2006
Deficit, beginning of year	($10,620,812)	($7,176,441)
Net loss and comprehensive loss for the year	(2,530,392)	(3,444,371)
Deficit, end of year	($13,151,204)	($10,620,812)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations and Comprehensive Loss
(in Canadian Dollars)

For the years ended December 31	2007	2006 (restated)
Revenue		
Loyalty program revenue	$8,938,881	$5,882,282
Interest	633,322	288,760
	9,572,203	6,171,042
Cost of goods sold		
Loyalty program	5,877,615	3,750,647
Gross Profit	3,694,588	2,420,395
Expenses		
Advertising and promotion	272,840	303,225
Amortization of equipment	45,010	29,698
Amortization of deferred costs	10,748	113,635
Bank charges and interest	21,705	37,696
Foreign exchange loss (gain)	51,933	(118,436)
Interest on long-term debt	332,987	227,143
Management fees	62,500	273,750
Occupancy costs	173,149	89,146
Professional fees	345,068	371,756
Selling, general and administrative	2,181,950	2,085,125
	3,497,890	3,412,736
Income (loss) from continuing operations	196,698	(992,341)
Loss from discontinued operations (Note 5)	(2,727,090)	(2,452,030)
Net loss and comprehensive loss for the year	($2,530,392)	($3,444,371)
Earnings (loss) per share from continuing operations - basic and diluted (Note 12)	$0.02	($0.11)
Loss per share from discontinued operations - basic and diluted (Note 12)	($0.24)	($0.26)
Loss per share - basic and diluted (Note 12)	($0.22)	($0.37)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
(In Canadian Dollars)

For the years ended December 31	2007	2006
Cash provided by (used in)		
Operating activities		
Income (loss) from continuing operations	$196,698	($992,341)
Items not affecting cash		
Amortization of deferred costs	10,748	113,635
Amortization of equipment	45,010	29,696
Stock-based compensation	269,100	717,945
Accretion of liability component of convertible debt	-	(14,225)
Changes in non-cash operating assets and liabilities		
Accounts receivable	241,060	(604,565)
Deposits and prepaid expenses	51,488	(1,186,079)
Other receivable	(250,586)	-
Accounts payable and accrued liabilities	(168,500)	238,364
Forward foreign exchange contracts	11,944	-
Deferred revenue	2,472,096	-
Escrow bank account	(4,459,652)	(6,579,893)
Deposits	4,458,359	6,579,903
	2,877,765	(1,697,560)
Investing activities		
Purchase of equipment	(104,098)	(96,311)
Purchase of trademarks	(26,899)	(57,541)
Loan receivable	-	398,419
Acquisition of Seamiles	-	(5,257,874)
	(130,997)	(5,013,307)
Financing activities		
Proceeds from convertible debt	-	3,000,000
Proceeds from issue of share capital	437,093	4,375,400
Deferred costs	(10,748)	(101,654)
Repayment of other long-term debt	(359,973)	(389,948)
	66,372	6,883,798
Increase in cash from continuing operations	2,813,140	172,931
Increase (decrease) in cash from discontinued operations	(2,674,215)	106,112
Cash (bank indebtedness), beginning of year	276,582	(2,461)
Cash, end of year	$415,507	$276,582
Supplementary cash flow information		
Interest received	$589,778	$230,705
Interest paid	$327,803	$258,959

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

SeaMiles Limited (the "Company") is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and for airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The significant accounting policies are as follows:

1. Summary of Significant Accounting Policies

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

b) Revenue Recognition

SeaMiles meets the tests identified below and accordingly revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

The basis for gross revenue reporting as a principal is based on an evaluation of the following indicators:

- The enterprise is the primary obligor in the arrangement
- The enterprise has latitude in establishing price
- The enterprise changes the product or performs part of the service
- The enterprise has discretion in supplier selection
- The enterprise is involved in the determination of product or service specifications

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the attached consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: In the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner.

1. Summary of Significant Accounting Policies (continued)

b) Revenue Recognition (continued)

The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized as it is earned under the terms of each contract.

c) Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

d) Foreign Currency Exchange Contracts

The Company periodically purchases forward contracts when it enters into a transaction to buy or sell foreign currency in the future. These contracts are short term in nature, are in the regular course of business and are used to manage foreign exchange exposures.

Foreign exchange contracts are not hedges. They are recorded using the mark-to-market method of accounting whereby foreign exchange contracts are recorded on the Company's balance sheet as either an asset or liability with changes in fair value recorded to net earnings. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of revenues when the sale is recorded.

e) Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically.

f) Deferred Costs

Financing costs incurred in connection with current and long-term debt have been deferred and are recorded as a reduction to the principal amount of the associated current and long-term debt. The costs are amortized over the term of the related debt using the effective interest rate method.

g) Property Held for Sale

Property held for sale includes real estate properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for sale for any ancillary revenues earned.

h) Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	straight-line over the term of the lease
Website development:	30% diminishing balance basis

1. Summary of Significant Accounting Policies (continued)

i) Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive loss in an amount equal to the excess.

j) Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

k) Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive loss over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

l) Financial Instruments

Financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

The Company has made the following classifications:

- Cash, escrow bank account and deposits are classified as "assets held for trading" and are measured at fair value. Gains and losses resulting from the periodic revaluations are recorded in net income.
- Accounts receivable are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
- Accounts payable and accrued liabilities and current and long-term debts are classified as "other financial liabilities" and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

m) Fair Value of Financial Instruments

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

1. Summary of Significant Accounting Policies (continued)

n) Derivative Financial Instruments

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in fair value are recorded in income at each reporting period. The Company does not enter into derivative financial agreements for trading or speculative purposes.

o) Compound Financial Instruments

The convertible debentures contain both a liability component and an equity component, represented by the conversion feature and are presented in the financial statements in its component parts, measured using the residual method at the time of issue. The initial value of the debt component was calculated as the present value of the required interest and principal payments, discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures was determined to be insignificant and therefore there was no classification to equity.

p) Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

q) Loss per Share

Basic loss per share is calculated by dividing the net loss and comprehensive loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants and warrants are exercised and that all outstanding convertible debt are converted, if dilutive, and the assumed proceeds are used to purchase the Company's common shares at the average market price during the year. Diluted loss per share is not presented if the effect would be anti-dilutive.

r) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

s) Other Receivable

Other receivable represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. Other receivable is comprised of the estimated long-term receivable portion of breakage.

(In Canadian Dollars)

1. Summary of Significant Accounting Policies (continued)

t) New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the Company's financial statements.

i) Capital Disclosures

In December 2006, the CICA published Section 1535, Capital Disclosures. This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new standard will be effective starting January 1, 2008.

ii) Financial Instruments – Disclosure and Presentation

In December 2006, the CICA published two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

iii) General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim periods and annual financial statements starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

iv) Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

(In Canadian Dollars)

2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the recommendations included in the CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. These standards require the presentation of comprehensive income and its components in a new financial statement. The adoption of this section had no impact upon the Company's consolidated financial statements.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost.

Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of CICA Sections 3251, 3855, 3861 and 3865 had no material impact on the financial statements for the year ended December 31, 2007.

(In Canadian Dollars)

3. Restatement of Previously Issued Financial Statements

During the year ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $744,931 and $744,931 respectively for the year ended December 31, 2006. Net loss was not impacted by this change.

4. Acquisition of SeaMiles, LLC

On March 29, 2006, the Company completed the acquisition of 100% of the membership interests in SeaMiles, LLC of Fort Lauderdale, Florida for $1 and the assumption of net liabilities. The acquisition was accounted for under the purchase method of accounting and can be summarized as follows:

Purchase price:	
Cash	$1
Assumption of net liabilities - comprising loans from the Company	5,278,014
Legal costs	70,125
Post closing costs	40,848
	$5,388,988
Net identifiable assets acquired:	
Assets acquired	
Cash	$131,114
Current assets	7,337,153
Current liabilities	(7,391,662)
Equipment	22,319
Deferred costs	11,981
Trademarks	6,822,361
	6,933,266
Liabilities assumed	
Long-term debt	1,544,278
	$5,388,988
Cash component is comprised of:	
Consideration paid	$5,388,988
Cash acquired	131,114
Net cash	$5,257,874

5. Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. Subsequent to year end, the Company signed an agreement of purchase and sale to sell its remaining assets (Note 18). Accordingly, the Company has reflected its real estate division as a discontinued operation. These consolidated financial statements have adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the years ended December 31, 2007 and 2006 and the Company's assets and liabilities related to discontinued operations as at December 31, 2007 and 2006 are shown in the following tables, with the 2006 figures restated:

(In Canadian Dollars)

5. Discontinued Operations (continued)

Consolidated Statements of Operations and Comprehensive Loss	2007	2006
Revenue		
Rental income	$ -	$492,033
Expenses		
Amortization of income producing properties	-	247,169
Amortization of deferred costs	23,500	108,904
Bank charges and interest	75,590	646,692
Management fees	-	44,000
Income producing properties	-	54,744
Selling, general and administrative	55,547	124,199
	154,637	1,225,708
Loss from discontinued operations before undernoted	(154,637)	(733,675)
Loss on disposal of income producing properties	-	(1,718,355)
Write down of property held for sale	(2,572,453)	-
Net loss from discontinued operations	($2,727,090)	($2,452,030)

Consolidated Balance Sheets	2007	2006
Assets		
Current Assets		
Accounts receivable	$1,702	$9,765
Deposits and prepaid expenses	204,733	195,664
	206,435	205,429
Property held for sale	3,220,000	5,382,438
	$3,426,435	$5,587,867
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$137,074	$375,722
Current portion of mortgages payable, net of deferred costs	10,300	1,484,752
	147,374	1,860,474
Mortgages payable	604,543	1,000,000
	$751,917	$2,860,474

Cash provided by (used in) discontinued operations	2007	2006
Cash provided by (used in) operating activities	($370,791)	($173,297)
Cash provided by (used in) investing activities	(409,182)	31,145
Cash provided by (used in) financing activities	(1,894,242)	248,264
Net cash flows provided by (used in) discontinued operations	($2,674,215)	$106,112

(In Canadian Dollars)

5. Discontinued Operations (continued)

During the year ended December 31, 2007, the Company reviewed the carrying value of its property held for sale. As a result of this review, the Company determined that a decline in the value of the property had occurred and recorded a write down in the amount of $2,572,453. The carrying value of the Company's property held for sale at December 31, 2007 is $3,220,000.

In 2006, the Company disposed of its income producing properties in two separate transactions. In October, the Company sold its property at 125 Medora Street for $1,200,000. In November, the Company sold one of its subsidiary companies for $1 and the assumption of liabilities, with the sole asset being the Cranberry Marsh Cove property. The sale transactions can be summarized as follows:

Cash proceeds	$1,200,001
Assumption of mortgages payable by purchaser	4,250,000
Assumption of other net payables by purchaser	38,310
	5,488,311
Net carrying value of income producing properties	7,206,666
Loss on sale of income producing properties	($1,718,355)

6. Escrow Bank Account

The escrow bank account consists of funds primarily invested in a U.S. money market fund comprising a portfolio of U.S. treasury securities maturing in 180 days or less.

7. Equipment

	Cost	Accumulated Amortization	December 31 2007 Net Carrying Value
Computer equipment	$78,841	$32,834	$44,007
Furniture and fixtures	24,877	5,545	19,332
Leasehold improvements	75,507	10,594	64,913
Website development	149,938	58,303	91,635
	$327,163	$107,276	$219,887

	Cost	Accumulated Amortization	December 31 2006 Net Carrying Value
Computer equipment	$48,788	$25,868	$22,920
Furniture and fixtures	18,711	1,784	16,927
Leasehold improvements	69,054	2,608	66,446
Website development	86,512	32,006	54,506
	$223,065	$62,266	$160,799

(In Canadian Dollars)

8. Deferred Revenue

In the fourth quarter of 2007, SeaMiles, LLC and Barclays Bank ("Barclays") agreed to a one-time payment by Barclays to SeaMiles, LLC of $2,500,000 U.S. This payment will be recognized as revenue over 24 months and is subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. SeaMiles, LLC also has a further $97,960 U.S. in deferred revenue from another contract which it received in 2007. Revenue will be recognized as it is earned under the terms of the contract.

The Canadian dollar equivalent of total deferred revenue is $2,472,096 as of December 31, 2007 (2006-nil). Revenue is recognized under the terms of the contracts as follows:

Current portion	$1,242,158
2009	1,138,898
Thereafter	91,040
	$2,472,096

9. Other Long-term Debt

	December 31 2007	December 31 2006
Other long-term debt, non-interest bearing, due February 2010, monthly principal payments of $3,000, unsecured	$70,721	$116,942
Other long-term debt, non-interest bearing, no fixed repayment date, amount will not be repaid in 2008, unsecured	117,965	138,659
Other long-term debt, non-interest bearing, amount will not be repaid in 2008, unsecured	221,364	260,242
Note payable, 10% per annum, amount will not be repaid in 2008, unsecured	227,999	268,042
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments, unsecured	604,059	818,196
	1,242,108	1,602,081
Less: Current portion	132,835	153,814
	$1,109,273	$1,448,267

Repayments over the next 5 years are as follows:

2008	$132,835
2009	700,199
2010	102,377
2011	99,130
2012	99,130
Thereafter	108,437
	$1,242,108

The long-term debt due February 2010 was discounted at an interest rate of 8% per annum.

10. Convertible Debentures

	December 31 2007	December 31 2006
10% Convertible debentures (Notes 14 and 19)	$3,000,000	$3,000,000

(in Canadian Dollars)

10. Convertible Debentures (continued)

The convertible debentures have a two year term and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at $3.00 per share at the sole option of the lenders for the entire term expiring no later than April 30, 2008. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement and mature on April 30, 2008.

Subsequent to the year end, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008 (Note 19).

11. Share Capital

Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2005	5,838,447	1,449,996	$9,671,787	$ 86,782
Issued through the exercise of stock options	50,000	-	92,860	-
Issued through the exercise of warrants	837,498	(837,498)	1,820,400	-
Issued through the conversion of convertible debt and exercise of attached warrants	4,545,454	-	5,000,000	(86,782)
Balance as at December 31, 2006	11,271,399	612,498	16,585,047	-
Expired common share purchase warrants	-	(612,498)	-	-
Issued through the exercise of stock options	165,000	-	306,438	-
Issued through private placement	130,000	-	255,593	-
Balance as at December 31, 2007	**11,566,399**	-	**$17,147,078**	**$ -**

(In Canadian Dollars)

11. Share Capital (continued)

Notes:

a) In March and April 2006, the Company raised $1,320,400 from the exercise of 587,498 common share purchase warrants at a price of $2.25 per share, after deducting issue costs of $1,473.

b) In May 2006, the Company received $5,000,000 in new equity from the conversion of $2,500,000 of convertible debt at a conversion price of $1.10 per common share and the exercise of 2,500,000 warrants attached to the convertible debt at an exercise price of $1.10 per common share. A total of 4,545,454 common shares were issued pursuant to the financing.

c) In May 2006, the Company raised $500,000 from the exercise of 250,000 common share purchase warrants at a price of $2.00 per share.

d) In April 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

e) In June 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

f) In July 2007, the Company raised $126,500 from the exercise of 115,000 stock options at a price of $1.10 per share.

g) In September 2007, the Company completed a private placement of 130,000 common shares at a price of $2.00 per share for net proceeds of $255,593 after deducting issue costs of $4,407.

Stock Options

The Company's Stock Option Plan provides for the issuance of up to a maximum of 10% of its issued and outstanding common shares at an exercise price fixed by the Company's Board of Directors at the time of grant. The option period for the Stock Option Plan is a maximum of five years. Options granted may be vested over certain time periods within the option period, which will limit the number of options exercisable during each option year. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option. As at December 31, 2007, options to purchase 905,000 common shares have been granted and options to purchase 251,639 common shares remain available to be granted under the Stock Option Plan.

In July 2007, options to acquire 135,000 common shares granted on July 8, 2005 expired.

In August 2007, options to acquire 345,000 common shares (2006 – 560,000) were granted to directors, senior officers, employees and consultants at an exercise price of $2.00 (2006 – price ranging from $3.25 to $3.50) in accordance with the Company's Stock Option Plan. The options granted in 2006 and 2007 vested immediately. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Number of options	**345,000**	560,000
Exercise price	**$2.00**	$3.25 - $3.50
Dividend yield	**0%**	0%
Volatility	**59%**	29% - 53%
Risk-free interest rate	**4.00%**	4.14% - 4.24%
Expected option lives (in years)	**2**	2
Weighted average fair value of each option	**0.78**	1.28

The compensation expense recorded for 2007 with respect to the above options granted amounted to $269,100 (2006 - $717,945) and is included in selling, general and administrative expenses.

(in Canadian Dollars)

11. Share Capital (continued)

The following table summarizes the changes in stock options outstanding during the years ended December 31, 2007 and 2006:

	2007	2006
Balance, beginning of year	860,000	300,000
Granted	345,000	560,000
Cancelled	(135,000)	-
Exercised	(165,000)	-
Balance, end of year	905,000	860,000
Exercisable at year-end	905,000	860,000

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable as at December 31, 2007:

Range of exercise prices	$2.00 - $3.50
Options outstanding	905,000
Weighted average remaining contractual life	328 days
Options exercisable	905,000
Weighted average exercise price	$2.89

The following table summarizes the stock options outstanding as at December 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The following table summarizes the changes in contributed surplus during the years ended December 31, 2007 and 2006:

	2007	2006
Balance, beginning of year	$869,385	$189,300
Fair value of options granted	269,100	717,945
Options exercised	(124,938)	(37,860)
Balance, end of year	$1,013,547	$869,385

(In Canadian Dollars)

12. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year ended December 31, 2007, which is 11,394,618 (2006 – 9,354,266) shares. Diluted loss per share has not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

13. Forward Foreign Exchange Contracts

The Company has entered into the following forward foreign exchange contracts with its bulk supplier. The expiry dates vary between January 16, 2008 and January 21, 2008:

	Fair Market Value
Current asset	
Sell U.S. dollars	$186,250
Current liability	
Buy Canadian dollars	198,194
Unrealized gain (loss)	($11,944)

The fair values of at risk forward exchange contracts have been determined based on market information. The unrealized gain or loss is the difference between the nominal value of the contracts on their settlement dates and the fair market value of the contracts at December 31, 2007. The unrealized loss of $11,944 has been included in income for the period.

14. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors, officers and shareholders as follows:

	December 31 2007	December 31 2006
Accounts receivable	$86,611	$87,405
Accounts payable and accrued liabilities	$43,589	$59,805
Mortgages payable	$ -	$487,500
Other long-term debt	$167,143	$196,476
Convertible debentures	$2,750,000	$2,750,000

(In Canadian Dollars)

14. Related Party Transactions (continued)

The following table summarizes the Company's related party transactions for the year:

	December 31 2007	December 31 2006
Rental income from company owned by shareholder of the Company	$ -	$407,850
Interest expense to officer, shareholder and companies owned by director and shareholder of the Company	343,181	334,117
Leasehold improvements to company owned by directors of the Company	-	56,385
Management fees to companies owned by director of the Company	-	224,000
Financing fees to company owned by director of the Company	-	101,655
Rent expense to companies owned by directors of the Company	132,965	55,618
Professional fees to companies owned by director of the Company	2,772	34,097
Selling, general and administrative expenses to companies owned by director and shareholder of the Company	-	81,755
Sale of income producing property to company owned by shareholder of the Company (Note 5)		
Cash proceeds	$ -	$ 1
Assumption of mortgages payable by purchaser	-	4,250,000
Assumption of other net payables by purchaser	-	38,310
	-	4,288,311
Net carrying value of income producing property	-	5,709,313
Loss on sale of income producing property	$ -	($1,421,002)

15. Segmented Information

As the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward. Accordingly, only segmented balance sheet information is provided. The table below summarizes the segmented balance sheet information for the past two years.

The designation of segments is based on the nature of the products and services provided and the information used by the Chief Operating Decision Maker. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies.

(In Canadian Dollars)

15. Segmented Information (continued)

	For the Year Ended December 31					
	Loyalty Program		Discontinued Operations		Consolidated	
	2007	2006	2007	2006	2007	2006
Identifiable assets	$27,652,797	$23,029,462	$3,446,982	$5,587,867	$31,099,779	$28,617,329
Corporate assets					73,000	74,280
Total assets					$31,172,779	$28,691,609

16. Income Taxes

The following table reconciles the amount of income tax expense for the Company at Canadian statutory rates of 36.12% and U.S. statutory rates of 40% for 2007 and 2006:

	2007	2006
Canadian statutory rate	36.12%	36.12%
Income (loss) from continuing operations before income taxes	$196,698	($992,341)
Income tax expense (recovery) computed at statutory rate	$71,047	($358,434)
Difference resulting from:		
Effect of different tax rates in foreign jurisdiction	11,777	(28,618)
Stock-based compensation	97,199	259,322
Deductions allowed on trademarks	(135,464)	(112,447)
Share issuance costs	(7,320)	(6,896)
Non-deductible provision	33,082	208,193
Utilization of previously unrecorded benefit of loss carry forwards	(83,071)	-
Other	12,750	38,880
Income tax expense	$ -	$ -

The income tax effect of temporary differences and net operating losses that result in future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets		
Net operating loss carry-forward	$ 1,578,000	$ 1,666,000
Tax basis of real estate property less the carrying amount	757,000	(24,000)
Carrying amount of equipment less the tax basis	(15,000)	(19,000)
Carrying amount of trademarks less the tax basis	(248,000)	(112,000)
Non-deductible provision	213,000	215,000
Non-deducted share issuance costs	25,000	30,000
Total future income tax assets	2,310,000	1,756,000
Valuation allowance	(2,310,000)	(1,756,000)
Total future income tax assets	$ -	$ -

(In Canadian Dollars)

16. Income Taxes (continued)

The Company has non-capital losses available for income tax purposes which can be used to reduce taxable income of future years. The benefit of these losses has not been reflected in these financial statements. These losses expire as follows:

	Canadian	U.S.	Total
2014	$1,000	$ -	$1,000
2015	571,000	-	571,000
2026	3,421,000	319,000	3,740,000
2027	22,000	-	22,000
Total:	$4,015,000	$319,000	$4,334,000

17. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2008	$190,000
2009	171,000
2010	155,000
2011	106,000
Thereafter	400,000

Lease commitments include related party transactions with companies owned by directors of the Company. These transactions are recorded at the exchange value as established and agreed to by the related parties.

b) Under an agreement between SeaMiles, LLC and Carnival Cruise Lines, SeaMiles, LLC has certain financial obligations which it must meet on an annual basis. Due to the confidentiality provisions of the agreement, the Company is unable to disclose the terms of the financial obligations. All obligations incurred under the agreement are recorded at the time they are incurred. SeaMiles, LLC has met its obligations to date under this agreement.

c) The Company entered into a one year service agreement effective March 2008. Monthly payments of $12,400 are paid to the firm under the terms of the agreement.

d) SeaMiles, LLC was previously a plaintiff and a defendant in various lawsuits, which arose in Miami-Dade County, Florida (United States), against former president/former member. All pending lawsuits were settled pursuant to an agreement dated September 26, 2005. As a compromise, SeaMiles, LLC agreed to pay its former president/former member $787,500 U.S. for alleged damages arising under various state and federal lawsuits and for all interest the former president/former member claimed to own in SeaMiles, LLC. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Subsequent to the settlement, SeaMiles, LLC filed a motion in the settled litigation to enforce a provision of the settlement agreement which allowed SeaMiles, LLC to terminate future payments owed under the settlement agreement if the former president/former member breached certain provisions of the settlement agreement. On December 14, 2006, the Court ruled in favor of SeaMiles, LLC, finding that the former president/former member breached the settlement agreement and the Court therefore terminated the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2008.

(In Canadian Dollars)

17. Commitments and Contingencies (continued)

e) Subsequent to Court terminating the $787,500 U.S. liability, an individual claiming an indirect ownership interest in SeaMiles, LLC, through a company owned and controlled by SeaMiles, LLC's former president/former member, filed suit in Miami-Dade County against SeaMiles, LLC and its former president/former member. This individual seeks compensation for the reasonable value of his alleged indirect interest in SeaMiles, LLC. No amount has been ascribed to the claim as of yet. SeaMiles, LLC has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a bona fide purchaser for value of one hundred percent of the membership interests of SeaMiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in SeaMiles, LLC. However, the individual claims he did not knowingly sign the settlement agreement, and was instead tricked by the former president/former member into signing the signature page without seeing the entire settlement agreement. In fact, the trial court ruled that SeaMiles, LLC's former president/former member made misrepresentations in the September 26, 2005 settlement agreement and that the claimant did not knowingly sign the September 26, 2005 settlement agreement. However, whether the claimant's signature on the signature page of the September 26, 2005 settlement agreement defeats his pending claim is an open question which will be resolved in the pending appeal between SeaMiles, LLC and its former president/former member. If this holding is reversed on appeal, the claimant's claim is worthless. If the holding is affirmed on appeal, SeaMiles, LLC may not be able to argue that the claimant is bound by the September 26, 2005 settlement agreement; however, SeaMiles, LLC has other defenses to the claimant's claim.

18. Comparitive Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

19. Subsequent Events

a) On March 27, 2008, the Company signed an agreement of purchase and sale with a shareholder of the Company to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will primarily be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale.

b) On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. All other existing terms and conditions of the convertible debentures remained unchanged.

SEAMILES LIMITED
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Fiscal Year Ended December 31, 2007

Date: April 29, 2008

SeaMiles Limited (the "Company") owns and operates cruise based loyalty rewards programs. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. The Company is divesting its remaining real estate assets in the Muskoka region of Ontario in June 2008.

The following discussion and analysis is based on the Company's audited consolidated financial statements, including notes, for the years ended December 31, 2007 and 2006. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

Cruise Based Loyalty Programs

During 2007, the Company continued to make the credit card loyalty program its priority by embarking on strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC, which the Company purchased effective March 29, 2006. SeaMiles, LLC maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival℠ SeaMiles® MasterCard® issued by

Barclays Bank. The card offers a reward accumulation and redemption program primarily focused in the cruise sector which continues to show steady growth.

In November 2006, SeaMiles, LLC signed a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles, LLC selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles, LLC's business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles® Visa® Rewards Card program in the 2nd quarter of 2007. Chase is the issuer of the SeaMiles credit card which enables U.S. cruise enthusiasts to earn SeaMiles. A cardholder earns 3 SeaMiles for every dollar spent on a cruise and 1 SeaMile for everyday purchases. At the time of redemption, cardholders can redeem on *Any Cruise Line…Any Time®* through SeaMiles' unique redemption platform.

Furthermore, the Company continues to grow its SeaPoints® program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Line International Association ("CLIA"), more than 12.6 million passengers cruised in 2007 with approximately 10.3 million of the passengers originating from North America. For 2008, CLIA has forecasted 12.8 million passengers with more than 10.5 million of those passengers originating from North America. This is further supported by CLIA member travel agents, where in a recent survey, 90% expect to have as good or better annual sales over 2007.

Cruise lines are expanding their target market and luring new passengers by creating more theme and special interest cruise holidays. Existing cruise passengers are looking for new experiences, which has prompted cruise lines to create new deployments and itineraries. The industry continues to add additional capacity to meet increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

Real Estate Development Program

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008.

Since the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward and has reflected its real estate division as a discontinued operation with the 2006 results restated accordingly.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company owns and operates a cruise based loyalty program in both the United States and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Revenue Recognition

Revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized under the terms of each contract.

Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, which are reviewed periodically.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive loss in an amount equal to the excess.

Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment with finite useful lives for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the

carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive loss over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the Company's financial statements.

i) Capital Disclosures

In December 2006, the CICA published Section 1535, Capital Disclosures. This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new standard will be effective starting January 1, 2008.

ii) Financial Instruments – Disclosure and Presentation

In December 2006, the CICA published two sections: Section 3862, Financial Instruments – Disclosure and Presentation, and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

iii) General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim periods and annual financial statements starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

iv) Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

New Accounting Pronouncements

Effective January 1, 2007, the Company adopted the recommendations included in the CICA Handbook section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

The adoption of CICA Sections 1530, 3251, 3855, 3861 and 3865 has no material impact on the financial statements for the year ended December 31, 2007.

Restatement of Previously Issued Financial Statements

During the year ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $744,931 and $744,931 respectively for the year ended December 31, 2006. Net loss was not impacted by this change.

RESULTS OF OPERATIONS

For the year ended December 31, 2007, the Company reported income from continuing operations of $196,698 or $0.02 per share compared to a loss of $992,341 or $0.11 last year. The improved results in 2007 are attributable to the growing and profitable cruise loyalty business. Included in these results are non-cash charges for stock based compensation of $269,100 in fiscal 2007 versus $717,945 in fiscal 2006. The Company's real estate development assets has been shown as a discontinued operation as a result of the Company's plans to divest itself of its remaining real estate

in June 2008 and the 2006 results have been restated accordingly. The Company incurred a loss from discontinued operations in fiscal 2007 of $2,727,090 versus a loss of $2,452,030 in 2006. The loss in 2007 was primarily attributable to a writedown of $2,572,453 in the value of the property held for sale. The loss in the previous year was primarily due to a loss on sale on its income producing properties of $1,718,355. The Company reported a net loss of $2,530,392 or $0.22 per share in 2007 versus a loss of $3,444,371 or $0.37 in 2006.

For the fourth quarter, the Company reported net income of $137,640 or $0.01 per share compared to a net loss of $2,012,030 or $0.20 per share in 2006. The net loss in 2006 was primarily due to a loss of $1,718,355 that was recorded on the sale of the Company's income producing properties during the fourth quarter of 2006.

Revenue

For 2007, the Company reported revenue of $9,572,203 compared to $6,171,042 in 2006. The increase in loyalty program revenue of $3,401,161 or 55% in 2007 is due to a combination of the implementation of management's strategic and operational initiatives to grow its cruise loyalty program and a full year of revenue being recognized in the loyalty program division. As SeaMiles, LLC was not acquired until March 29, 2006, loyalty program revenue in 2006 only included SeaMiles revenue from March 30 to December 31, 2006.

For the fourth quarter ended December 31, 2007, the Company reported total revenue of $2,519,090 compared to $2,060,776 during the same quarter in 2006, an increase of 22% over the previous year.

Cost of Goods Sold

Loyalty program direct costs for the year ended December 31, 2007 were $5,877,615 compared to $3,750,647 for 2006. The increase in costs by $2,126,968 are primarily due to the fact that SeaMiles, LLC was acquired on March 29, 2006 so fiscal 2006 results only include about 9 months of results. As well, direct costs increased in correlation with loyalty program revenue.

Expenses

Total expenses from continuing operations for the year ended December 31, 2007 were $3,497,890 compared to $3,412,736 for 2006. Increased expenditures were made as the Company was working on growing its loyalty program business.

For 2007, advertising and promotion expense was $272,840 compared to $303,225 in 2006. Expenses include various campaigns to promote the SeaMiles loyalty program to its target market within the cruise industry.

Amortization expense on the Company's equipment for 2007 was $45,010 versus $29,696 in 2006. The increase in amortization expense by $15,314 is a result of increased equipment purchases and website development costs made to support the growing needs of the Company.

The amortization of deferred costs for 2007 was $10,748 compared to $113,635 in 2006.

Bank charges and interest expense was $21,705 for 2007 versus $37,696 in 2006. The decrease of $15,991 is mainly attributed to cash raised from equity financing in 2006 used to repay debt in 2006.

In 2007, the Company had a foreign exchange loss of $51,933 compared to a foreign exchange gain of $118,436 in 2006. Exchange gains or losses arise from the translation of the Company's operations in the United States.

Interest on long-term debt for 2007 was $332,987 compared to $227,143 in 2006. The increase of $105,844 is primarily due to a full year of interest expense recorded on the Company's convertible debentures during 2007, whereas over 8 months of interest expense was recorded in 2006 as the convertible debentures were issued in April 2006.

Management fees amounted to $62,500 in 2007 as compared to $273,750 last year. The decrease in fees by $211,250 is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Occupancy costs were $173,149 for 2007 versus $89,146 in 2006. The increase in costs is due to a combination of a full year of occupancy costs recognized in 2007 for SeaMiles, LLC compared to 9 months in 2006 and moving the Fort Lauderdale office to a new location during the third quarter of 2006 to meet the growing operational needs of the loyalty program.

During 2007, professional fees were $345,068 compared to $371,756 in 2006. Professional fees include auditing, tax and legal services provided to the Company.

Selling, general and administrative expenses increased to $2,181,950 versus $2,085,125 last year. Included in selling, general and administrative expenses is stock-based compensation expense of $269,100 and $717,945 for 2007 and 2006, respectively. Excluding stock-based compensation costs, selling, general and administrative expenses increased from $1,367,180 in 2006 to $1,912,850 in 2007 or by $545,670. The increase in expenses is primarily due to 2006 results only being for approximately 9 months, the addition of permanent resources in 2007 previously paid by way of management fees as well as increased costs to support corporate activity in the cruise loyalty program business. During 2007, the Company granted 345,000 stock options to its directors, employees, and certain consultants pursuant to its stock option

plan. The fair value of the stock options granted was based on the Black-Scholes model for pricing options.

Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008. The Company's consolidated financial statements have adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the years ended December 31, 2007 and 2006 are shown in the following table:

	2007	2006
Revenue	$ -	$492,033
Expenses	154,637	1,225,708
Net loss from discontinued operations before Undernoted	(154,637)	(733,675)
Loss on disposal of income producing Properties	-	(1,718,355)
Write down of property held for sale	(2,572,453)	-
Net loss from discontinued operations	($2,727,090)	($2,452,030)

During the year ended December 31, 2007, management reviewed the carrying value of its property held for sale. As a result of this review, management determined that a decline in the value of the property has occurred and has recorded a write down in the amount of $2,572,453 against the carrying value of the property.

SELECTED QUARTERLY FINANCIAL DATA

(Expressed in thousands of Canadian dollars, except per share amounts)

The following information summarizes quarterly financial information for the fiscal years ended December 31, 2007 and 2006.

	2007				2006 (Restated)			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Revenue	$2,285	$2,352	$2,416	$2,519	$45	$2,025	$2,041	$2,060
Net income (loss)	$7	($2,406)	($269)	$138	($370)	($413)	($649)	($2,012)
Income (loss) per share	$0.00	($0.21)	($0.02)	$0.01	($0.06)	($0.05)	($0.06)	($0.20)

SELECTED ANNUAL FINANCIAL DATA

(Expressed in Canadian dollars)

	2007	2006 (Restated)
Total Assets	$31,172,779	$28,691,609
Assets from Discontinued Operations	$3,426,435	$5,587,867
Total Long-Term Debt (including current portion)	$4,856,951	$7,086,833
Total Shareholders' Equity	$5,009,421	$6,833,620
Common Shares Outstanding	11,566,399	11,271,399
Book Value per Share	$0.43	$0.61
Revenue	$9,572,203	$6,171,042
Income (Loss) from Continuing Operations	$196,698	($992,341)
Net Loss and Comprehensive Loss	($2,530,392)	($3,444,371)
Loss per Share	($0.22)	($0.37)

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2007, the Company had total assets of $31,172,779 compared to total assets of $28,691,609 as at December 31, 2006. The Company had $415,507 in cash compared to $276,582 in 2006. As at December 31, 2007, the Company held funds in an escrow bank account totaling $17,132,178 versus $12,672,526 last year. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at December 31, 2007, the Company had total liabilities of $26,163,358 versus total liabilities of $21,857,989 in 2006. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2006), deferred revenue of $2,472,096 (nil – at December 31, 2007) and long term debt from continuing operations of $1,242,108 versus $1,602,081 last year. Liabilities of discontinued operations amounted to $751,917 as compared to $2,860,474 at December 31, 2006.

The Company's net working capital as at December 31, 2007 was a deficit of $2,644,099 compared to a deficit of $141,252 as at December 31, 2006. The increase in net working capital deficit is primarily attributed to the Company's convertible debt in the amount of $3,000,000 which will mature during 2008. As a result of the Company's sale of its real estate in June 2008, the working capital deficiency will be eliminated as the proceeds of sale will be used to retire the convertible debt along with the real estate liabilities.

The current and long-term portion of deferred revenue as at December 31, 2007 was $2,472,096 (nil – at December 31, 2006). The principal amount of deferred revenue is represented by a $2,500,000 U.S. payment received by SeaMiles, LLC from Barclays Bank in the fourth quarter of 2007. The payment will be recognized as revenue over 24 months and subject to the continuation of the SeaMiles rewards platform currently operated through the Barclay's issued Carnival SeaMiles credit card. The current portion of the deferred revenue is $1,242,158.

The Company's long-term debt from continuing operations decreased by $359,973 from the previous year due to the Company repaying some of its obligations and the U.S. dollar liabilities declining during the year as the value of the U.S. dollar declined from 1.1652 at December 31, 2006 to 0.9913 at December 31, 2007.

The Company's liabilities from discontinued operations decreased by $2,108,557 primarily as a result of the Company using most of the proceeds from the payment received from Barclays Bank to retire real estate debt.

As at December 31, 2007, the Company had $3 million in convertible debt which is unchanged from December 31, 2006. The $3 million in convertible debentures was issued in April 2006 and has a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term. On April 7, 2008,

the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement. The sale by the Company of its remaining real estate in June 2008 will result in the Company retiring its $3,000,000 of convertible debt.

Shareholder's Equity was $5,009,421 as at December 31, 2007 versus $6,833,620 as at December 31, 2006. The decrease in shareholders' equity is due to the net loss of $2,530,392, offset by increases in contributed surplus and share capital of $144,162 and $562,031, respectively. The increase in share capital is primarily due to the following:

a) In April 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

b) In June 2007, the Company raised $27,500 from the exercise of 25,000 stock options at a price of $1.10 per share.

c) In July 2007, the Company raised $126,500 from the exercise of 115,000 stock options at a price of $1.10 per share.

d) Stock based compensation associated with the options exercised in paragraphs a) to c) above transferred from contributed surplus.

e) In September 2007, the Company completed a private placement of 130,000 common shares at a price of $2.00 per share for net proceeds of $255,593 after deducting issue costs of $4,407.

During the year ended December 31, 2007, 612,498 warrants of the Company expired. The Company has no outstanding warrants.

The Company has the following stock options to its officers, directors, employees and certain consultants outstanding as at December 31, 2007:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
August 21, 2007	345,000	$2.00	August 21, 2009
	905,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Cash provided by operating activities from continuing operations was $2,877,765 in 2007 compared to cash used by operating activities from continuing operations of $1,697,560 in 2006. The cash of $2,877,765 provided by operating activities in 2007 is due to the Company's growing and profitable cruise loyalty program and the $2,500,000 payment received from Barclays Bank. The cash of $1,697,560 used by operating activities in 2006 is primarily attributable to the increase in prepaid expenses.

The Company has $4,334,000 of loss carry forwards which it can use to apply against taxable income in subsequent years. Accordingly, the Company does not anticipate paying any taxes in the foreseeable future.

FINANCIAL INSTRUMENTS

With the pending sale of the Company's real estate in June 2008, the Company will be retiring all of its mortgages and convertible debt and therefore no longer be exposed to the risk of interest rate changes as the Company will have eliminated all of its interest bearing debt. Therefore, the Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

Contractual Obligations	Total	Less than 1 year	1 - 2 Years	Greater than 2 Years
Long-Term Debt - Continuing Operations (including current portion)	$1,242,108	$132,835	$700,199	$409,074
Discontinued Operations	614,843	614,843		
Convertible Debt	3,000,000	3,000,000	-	-
Purchase Obligations	1,171,000	314,000	196,000	661,000
Total Contractual Obligations	$6,027,951	$4,061,678	$896,199	$1,070,074

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors, officers and shareholders as follows:

	December 31 2007	December 31 2006
Accounts receivable	$86,611	$87,405
Accounts payable and accrued liabilities	$43,589	$59,805
Mortgages payable	$ -	$487,500
Other long-term debt	$167,143	$196,476
Convertible debentures	$2,750,000	$2,750,000

The following tables summarize the Company's related party transactions for the year:

	December 31 2007	December 31 2006
Rental income	$ -	$407,850
Interest	343,181	334,117
Leasehold improvements	-	56,385
Management fees	-	224,000
Financing fees	-	101,655
Rent	132,965	55,618
Professional fees	2,772	34,097
Selling, general and administrative	-	81,755

		December 31 2007		December 31 2006
Sale of income producing property				
Cash proceeds	$	-	$	1
Assumption of mortgages payable by purchaser		-		4,250,000
Assumption of other net payables by purchaser		-		38,310
		-		4,288,311
Net book value of income producing property		-		5,709,313
Loss on sale of income producing property	$	-		($1,421,002)

SUBSEQUENT EVENTS

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000.

The sale will close on June 16, 2008. The purchaser has assigned a $750,000 convertible debenture to the Company as a non-refundable deposit to be applied against the purchase price of the transaction. The term of the convertible debentures issued by the Company were extended to June 30, 2008. The net cash proceeds of the sale will be used immediately to cancel the remaining $1,500,000 of debentures issued by the Company that will remain outstanding following the sale. This transaction will eliminate all remaining real estate related debt, resulting in savings to the Company upwards of $400,000 per year.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- The purchaser not completing the purchase of the Company's real estate properties in June 2008 under the March 2008 purchase and sale agreement
- Interest rate trends
- Circumstances that are beyond the control of the Company such as acts of terrorism or severe climate changes
- Competition from other loyalty credit cards
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the financial year ended December 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at December 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29/08

Rod MacDonald

Signature
Chief Financial Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven Wise, Chief Executive Officer of SeaMiles Limited, certify that:

1. I, have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29/08

Signature
Chief Executive Officer

seamiles

Any Cruise Line...Any Time

SeaMiles Announces Record Fourth Quarter and Year-End Results

Fourth Quarter Revenue Increases 22%; 2007 Income from Continuing Operations Improves $1.2 Million to $0.2 Million

TORONTO, ONTARIO--(Marketwire – April 30, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE:SEE), North America's premier cruise loyalty provider, today announced record fourth quarter and year-end results for the period ended December 31, 2007. For the 2007 fourth quarter, the Company reported total revenue of $2,519,090, an increase of 22% compared to $2,060,776 during the same quarter in 2006 as a result of growth in the cruise loyalty program. 2007 fourth quarter net income was $137,640 or $0.01 per share compared to a net loss of $(2,012,030) or $(0.20) per share in the 2006 fourth quarter primarily due to a loss of $1.7 million that was recorded on the sale of the Company's income producing properties during the fourth quarter of 2006.

For fiscal 2007, the Company reported revenue of $9,572,023, an increase of 55% compared to $6,171,042 in 2006 due to growth in its cruise loyalty program and a full year of revenue being recognized in the loyalty program division. Since SeaMiles, LLC was not acquired until March 29, 2006, loyalty program revenue in 2006 only included SeaMiles revenue from March 30 to December 31, 2006.

For the year ended December 31, 2007, the Company reported income from continuing operations of $196,698 or $0.02 per share, compared to a loss of $(992,341) or $(0.11) per share in the prior year. The improved results in 2007 are attributable to the growing and profitable cruise loyalty business. Included in these results are non-cash charges for stock based compensation of $269,100 in fiscal 2007 versus $717,945 in fiscal 2006.

"The 2007 results reflect the cruise aficionado's desire to have a cruise loyalty program that offers choice. The *Any Cruise Line...Any Time* option has spurred continued growing customer participation in our loyalty programs," said Peter Rooney, President. "With interest in the cruise industry at record levels, we expect to continue our strong growth as customers increasingly recognize the benefits of the SeaMiles program."

The Company incurred a loss from discontinued operations in fiscal 2007 of $2,727,090 versus a loss of $2,452,030 in 2006. The loss in 2007 was primarily attributable to a write-down of $2,572,453 in connection with property held for sale. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses (the "Properties"). The loss in the previous year was primarily due to a loss on sale on its income producing properties of $1,718,355. The Company reported a net loss of $(2,530,392) or $(0.22) per share in 2007 versus a loss of $(3,444,371) or $(0.37) in 2006.

The sale of the Properties is expected to close on June 16, 2008. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:
Peter Rooney
President, SeaMiles
(416) 398-1555 Ext. 442
peter.rooney@seamiles.com
www.seamiles.com

Steven Wise
Chairman & CEO, SeaMiles
(416) 631-3400
steven@seamiles.com

seamiles

SeaMiles Grants Stock Options

Toronto, Ontario May 1, 2008: SeaMiles Limited (TSXV - SEE) (the "Company") is pleased to announce that the Company granted 275,000 stock options to purchase common shares of the Company at a price of $2.00 per share exercisable for a period of two years. This amount comprises 50,000 stock options to directors and 225,000 stock options to certain of its Executive Officers, employees and consultants.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:

Peter Rooney
President, SeaMiles
416-398-1555 Ext. 442
peter.rooney@seamiles.com

Steven Wise
Chairman & CEO, SeaMiles
416-631-3400
steven@seamiles.com

SeaMiles Grants Stock Options

Toronto, Ontario May 16, 2008: SeaMiles Limited (TSXV - SEE) (the "Company") is pleased to announce that the Company granted 85,000 stock options to purchase common shares of the Company at a price of $2.15 per share exercisable for a period of two years. This amount comprises 50,000 stock options to directors and 35,000 stock options to certain of its employees and consultants.

The TSX Venture Exchange has neither approved nor disapproved of this press release.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:

Peter Rooney
President, SeaMiles
416-398-1555 Ext. 442
peter.rooney@seamiles.com

Steven Wise
Chairman & CEO, SeaMiles
416-631-3400
steven@seamiles.com

SEAMILES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of the Shareholders (the "Meeting") of SeaMiles Limited (the "Corporation") will be held at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, M5X 1C1 on Thursday, June 12, 2008 at the hour of 2:00 p.m. (Toronto time) for the following purposes:

(a) **TO RECEIVE** and consider the consolidated financial statements of the Corporation for the year ended December 31, 2007 and the report of the auditors thereon;

(b) **TO APPOINT** auditors for the Corporation and authorize the directors to fix their remuneration;

(c) **TO ELECT** directors;

(d) **TO RE-APPROVE** the Corporation's 2006 Rolling Stock Option Plan;

(e) **TO TRANSACT** such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his duly executed form of proxy not later than 2:00 o'clock p.m. (Toronto time) on Tuesday, June 10, 2008 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned meeting, at the offices of Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

DATED at Toronto, Ontario this 12th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Rooney, President

NOTE: Shareholders who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting.

SEAMILES LIMITED

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders

This Management Information Circular is furnished in connection with the solicitation by the management ("Management") of SeaMiles Limited (the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Such meeting is hereinafter referred to as the "**Meeting**". The information contained herein is given as of May 12, 2008, except as otherwise noted. The address of the registered office of the Corporation is 555 Wilson Avenue, Toronto, Ontario M3H 5Y6.

SOLICITATION OF PROXIES

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation or persons retained by the Corporation for that purpose. The cost of soliciting proxies for Management will be borne by the Corporation. The Corporation will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding this proxy material to beneficial owners of common shares. In addition to solicitation by mail, certain officers, directors and employees of the Corporation may solicit proxies by telephone, telegraph or personally. These persons will receive no compensation for such solicitation other than their regular salaries.

MANNER IN WHICH PROXIES WILL BE VOTED

The common shares in the capital of the Corporation (the "Common Shares") represented by the accompanying form of proxy (if the same is properly executed in favor of Messrs. Peter Rooney and Steven Wise, the management nominees, and received at the offices of Computershare Investor Services Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (the "**Transfer Agent**") not later than 2:00 p.m. (Toronto time) on June 10, 2008 (or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting)) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be so called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly, subject to Section 114 of the *Business Corporations Act* (Ontario) (the "**OBCA**"). **In the absence of such a specification, such shares will be voted for such matter.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

Each holder of Common Shares (a "Shareholder") has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for him and on his behalf at the Meeting. Any Shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person whom such Shareholder wishes to appoint as proxy and by duly depositing such proxy, or by duly completing and depositing another proper form of proxy and depositing the same with the Transfer Agent at the address and within the time specified under "Manner In Which Proxies Will Be Voted" above.

REVOCABILITY OF PROXY

A Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may be made by written instrument revoking such proxy executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation, 555 Wilson Avenue, Toronto, Ontario M3H 5Y6 at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Corporation should review the information set forth in this section carefully. Shareholders who do not hold their Common Shares in their own name (referred to in this Management Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders who appear on the records maintained by the Corporation's Transfer Agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder's name. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Proxy Services ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker's agent)

and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or the broker's agent).

All references to Shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Voting at the Meeting

Only Shareholders of the Corporation of record on May 7, 2008 (the "**Record Date**") will be entitled to vote at the Meeting in person or by proxy (subject, in the case of voting by proxy, to the timely deposit of his executed form of proxy as described herein), except to the extent that such holder has transferred any of his Common Shares after the Record Date and the transferee of such shares demands, not later than 10 days before the Meeting, by written notice to the Corporation, that his name be included in the list to be prepared of the holders of the Common Shares who are entitled to vote such shares at the Meeting and, either prior to the time of the Meeting or at the Meeting, such holder produces properly endorsed share certificates representing such transferred shares or otherwise establishes that he owns such transferred shares, in which case such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation are entitled to one vote in respect of each Common Share held at such time.

As at the date hereof, 11,566,399 Common Shares are issued and outstanding.

Principal Shareholders

To the knowledge of Management of the Corporation, there are no persons who own beneficially or of record, directly or indirectly, or exercise control or direction over, voting shares of the Corporation carrying 10% or more of the voting rights attached to all voting shares of the Corporation except for Mr. Steven Wise. Mr. Steven Wise, his spouse and son own, directly and indirectly, 1,716,570 Common Shares of the Corporation representing 14.84% of the issued and outstanding Common Shares. In addition, a company owned by Mr. Steven Wise and his relatives owns $1,200,000 of the 10% convertible debt issued by the Corporation in April of 2006, which debt is convertible through June 30, 2008 at the rate of $3.00 per Common Share.

The information as to beneficial ownership of voting shares of the Corporation not being within the knowledge of the Corporation, the foregoing has been furnished by the above-mentioned shareholders.

As of the Record Date the directors and senior officers of the Corporation, as a group, owned beneficially or of record, directly or indirectly, or exercised control or direction over, approximately 2,936,218 Common Shares, representing approximately 25.36% of the issued and outstanding Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

		Annual Compensation			Long Term Compensation	
Name and Position (each, a "Named Executive Officer")	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation, Car Allowances and Operating Costs	Securities Under Options Granted (#)	All Other Compensation
Peter Rooney (2) President SeaMiles, LLC and Seapoints Inc.	2007 2006 2005	$200,000 $175,000 $ 86,692	Nil Nil Nil	Nil Nil Nil	55,000 125,000 125,000	Nil Nil Nil
Mike Vietri (3) Vice President Loyalty SeaMiles, LLC	2007 2006 2005	$175,000 $162,500 $ 75,000	Nil Nil Nil	Nil Nil Nil	40,000 100,000 Nil	Nil Nil Nil
Tom Armstrong (4) Vice President SeaMiles, LLC	2007 2006 2005	$175,000 U.S. $175,000 U.S. $ 70,000 U.S.	Nil Nil Nil	Note 1 Note 1 Nil	40,000 50,000 100,000	Nil Nil Nil
Thomas Sheppard (5) President	2007 2006 2005	$62,500 $93,750 Nil	Nil Nil Nil	Nil Nil Nil	15,000 125,000 125,000	Nil Nil Nil
Roderick MacDonald (6) Chief Financial Officer	2007 2006 2005	$100,000 $100,000 $ 62,500	Nil Nil Nil	Nil Nil Nil	55,000 50,000 50,000	Nil Nil Nil

NOTES:

(1) The aggregate amount of any such compensation is less than 10% of the total of the annual salary of such named executive officer.
(2) Mr. Rooney was employed by the Corporation May 19, 2005.
(3) Mr. Vietri joined the Corporation July 4, 2005.
(4) Mr. Armstrong joined the Corporation August 8, 2005.
(5) Mr. Sheppard was paid by the Corporation from May 16, 2006 to May 31, 2007.
(6) Mr. MacDonald joined the Corporation May 17, 2005.

Other than the foregoing, the Corporation did not provide any remuneration to its directors or named executive officers during or in respect of the last completed financial year other than remuneration for legal services paid to Sheppard Shalinsky Brown (Practicing in Association), a law firm of whom Thomas Sheppard is a named partner. This law firm received $2,622 for professional fees during said year.

The Corporation has no pension or retirement plans or long term incentive programs.

Option Grants During the Fiscal Year Ended December 31, 2007

The following table sets forth the details of all options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2007.

Named Executive Officer	Securities Under Option (#)	% of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($ / Security)	Market Value of Common Shares on Date of Grant ($ / Security)	Expiration Date
Thomas Sheppard	15,000	5.66%	$2.00	$2.00	August 21, 2009
Peter Rooney	55,000	20.75%	$2.00	$2.00	August 21, 2009
Rod MacDonald	55,000	20.75%	$2.00	$2.00	August 21, 2009
Tom Armstrong	40,000	15.09%	$2.00	$2.00	August 21, 2009
Mike Vietri	40,000	15.09%	$2.00	$2.00	August 21, 2009

Options Exercised During the Fiscal Year Ended December 31, 2007 and Year End Values

The following sets forth the details of all options exercised by the Named Executive Officers during the fiscal year ended December 31, 2007.

Named Executive Officer	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End Exercisable / Unexercisable (#)	Value of Unexercised in-the-money Options at Fiscal Year End Exercisable / Unexercisable ($)
Thomas Sheppard	25,000	$27,500	140,000 / Nil	Nil / Nil
Peter Rooney	90,000	$99,000	180,000 / Nil	Nil / Nil
Rod MacDonald	Nil	N/A	105,000 / Nil	Nil / Nil
Tom Armstrong	Nil	N/A	90,000 / Nil	Nil / Nil
Mike Vietri	Nil	N/A	140,000 / Nil	Nil / Nil

Compensation of Directors

During the fiscal year ended December 31, 2007 directors of the Corporation were not paid fees for their services and did not receive any compensation in respect of their services as directors other than under the Corporation's stock option plan.

Stock Options

The Corporation recognizes the importance of the contributions of its directors, officers, employees and consultants to the success of the Corporation. The board of directors of the Corporation (the "Board"), in its discretion, has in the past and may in the future grant options to purchase Common Shares to directors, senior officers, key employees and consultants of the Corporation or its subsidiaries.

As at December 31, 2007, the Corporation had granted to certain of its directors, senior officers and consultants, and there were issued and outstanding, options to acquire 905,000 Common Shares, with a weighted average exercise price of $2.89 per Common Share. As at December 31, 2007, the Corporation had 251,639 Common Shares available for future issuance under its stock option plan. As of the date hereof, the Corporation had granted to certain of its directors, senior officers and consultants, and there were issued and outstanding, options to acquire 720,000 Common Shares. The following table sets forth certain information concerning outstanding options granted to the executive officers, directors and certain consultants of the Corporation as of the date hereof.

	Number of Option Shares	Date of Grant	Expiry Date	Exercise Price ($)	Market Value at Date of Grant ($)
Directors					
(3 persons)	75,000	August 24, 2006	August 24, 2008	$3.25	$3.25
(4 persons)	60,000	August 21, 2007	August 21, 2009	$2.00	$2.00
(3 persons)	30,000	April 30, 2008	April 30, 2010	$2.00	$2.00
Executive Officers					
(2 persons)	50,000	August 24, 2006	August 24, 2008	$3.25	$3.25
(5 persons)	205,000	August 21, 2007	August 21, 2009	$2.00	$2.00
(5 persons)	225,000	April 30, 2008	April 30, 2010	$2.00	$2.00
Employees					
(8 persons)	50,000	August 21, 2007	August 21, 2009	$2.00	$2.00
(2 persons)	20,000	April 30, 2008	April 30, 2010	$2.00	$2.00
Consultants					
(1 person)	5,000	August 21, 2007	August 21, 2009	$2.00	$2.00

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Tom Armstrong, an officer of the Corporation, is indebted to the Corporation in the amount of US $84,871 as at April 30, 2008. Mr. Armstrong was indebted to the Corporation in the amount of US$87,371 at December 31, 2007 comprising loans in the amount of US$75,000 and US$4,750 which accrue interest at 6% and nil respectively and are due May 31, 2008. The largest amount Mr. Armstrong was indebted to the Corporation in the 2007 fiscal year was $89,371. No other directors, officers or employees or former directors, officers or employees of the Corporation were indebted to the Corporation as of April 30, 2008 other than in respect of routine and incidental indebtedness of a non-material nature.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

(1) PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and the report of the auditors thereon, will be presented to the Meeting.

(2) APPOINTMENT OF AUDITORS

In the absence of a specification made in the form of proxy, **the persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Corporation and to authorize the directors to fix their remuneration. Deloitte & Touche LLP became the Corporation's auditors on January 28, 2008 following the acquisition of the practice of public accounting of Mintz & Partners LLP.** Mintz & Partners LLP were appointed as auditors of the Corporation on December 21, 2006.

(3) ELECTION OF DIRECTORS

A Board of five (5) directors shall be elected at the Meeting. In the absence of a specification made in the form of proxy, **the persons named in the enclosed form of proxy intend to vote to fix the number of directors at five (5) and for the election of the nominees whose names are set forth below.** Management does not contemplate that any of the nominees will be unable to serve as a director, however, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected, unless his or her office is vacated earlier in accordance with the by-laws of the Corporation. The Corporation does not have an Executive Committee.

The following are the names of the persons proposed to be nominated for election as directors, all other positions or offices with the Corporation now held by them, the principal occupation of such persons at the present time, the year in which they became a director of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly as at the date hereof.

NAME AND POSITION WITH CORPORATION	PRINCIPAL OCCUPATION	YEAR BECAME A DIRECTOR	NO. OF SHARES OWNED (1)
Peter Rooney (9) Director, President of the Corporation Ontario, Canada	President of the Corporation since April 2007. President of SeaPoints Inc. and SeaMiles, LLC, since May, 2005 and March, 2006, respectively, the Corporation's loyalty program divisions. President of TSG Technology Solutions Group Ltd. (technology company) since 2001.	2003	100,000 (2)
Steven Wise (8) Director, CEO & Chairman of the Corporation Ontario, Canada	CEO and Chairman of the Corporation since February 2008 and April 2007 respectively. Chairman and CEO of KRG Insurance Group (insurance broker) since 2000.	2006	1,716,570 (3)
Ricardo Ferreira (7),(8) Director Arizona, USA	Chief Operating Officer of Ascent Healthcare Solutions (medical company) since December 2005. Chief Operating Officer of Alliance Medical Corporation (medical company) from 1997 to December 2005.	2005	Nil (4)

Stephen Miller (7), (9) Director Massachusetts, USA	Principal, Managing Director and Co-President of Gordon Brothers Retail Partners (retail restructuring and asset management) since 2005. From 1995 to 2005, Principal and Managing Director of The Ozer Group (retail restructuring and asset management).	2006	667,648 (5)
David Peress (7) Massachusetts, USA	Managing Director, Crystal Capital (special situations), since July 2006. From 2005 to 2006, Principal, X Roads Solutions Group (turnaround management consultant). From 2000 to 2005, Managing Director and General Counsel, The Ozer Group LLC (retail restructuring and asset management).	2007	Nil (6)

NOTES:

(1) The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Peter Rooney also owns 165,000 stock options to purchase Common Shares comprising 140,000 shares and 25,000 shares at an exercise price of $2.00 and $3.25 per share respectively.

(3) Includes 156,225 shares and 12,499 shares owned by Steven Wise's spouse and son respectively. Steven Wise owns stock options to purchase 50,000 Common Shares comprising 25,000 shares and 25,000 shares at an exercise price of $2.00 and $3.25 per share respectively.

(4) Ricardo Ferreira owns stock options to purchase 50,000 Common Shares comprising 25,000 shares and 25,000 shares at an exercise price of $2.00 and $3.25 per share respectively.

(5) Includes 131,314 shares owned by Stephen Miller's spouse. Steven Miller owns stock options to purchase 50,000 Common Shares comprising 25,000 shares and 25,000 shares at an exercise price of $2.00 and $3.25 per share respectively.

(6) David Peress owns stock options to purchase 25,000 Common Shares at an exercise price of $2.00 per share.

(7) Member of Audit Committee.

(8) Member of Compensation Committee

(9) Member of Corporate Governance Committee.

(4) RE-APPROVAL OF 2006 ROLLING STOCK OPTION PLAN

In 2006, the directors of the Corporation adopted the 2006 Rolling Stock Option Plan (the "Plan") under Policy 4.4 of the TSX Venture Exchange (the "**Exchange**"), which Plan received shareholder and Exchange approval. Under Policy 4.4 of the Exchange, the Plan must receive shareholder and Exchange approval annually. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

The following is a summary of the principal terms of the Plan. The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Corporation (and any subsidiary of the Corporation) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Board may, from time to time, designate a director or other senior officer or employee of the Corporation as administrator (the "**Administrator**") for the purposes of administering the Plan. Initially, the Administrator will be the Chief Financial Officer of the Corporation.

The maximum number of Common Shares that may be reserved and set aside for issuance under the Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Corporation may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Corporation may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Corporation may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1) in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Corporation to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Corporation as a result of: (i) ceasing to meet the qualifications under the *Business Corporations Act* (Ontario): (ii) the passing of a special resolution by the shareholders; or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a Common Share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Common Shares as of the date of the grant of the stock option (the "**Award Date**"). The market price of the Common Shares for a particular Award Date will typically be the closing trading price of

the Common Shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Corporation and (b) options cannot be granted to employees, consultants or management employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common Shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Corporation will not provide financial assistance to option holders to assist them in exercising their stock options.

To be effective, the resolution re-approving the Plan must receive the affirmative vote of a majority of the votes cast at the Meeting. **Attached as Appendix "A" to this Management Information Circular is the text of the proposed resolution to re-approve the 2006 Rolling Stock Option Plan.**

Proxies received in favour of Management will be voted in favour of the Re-Approval of the 2006 Rolling Stock Option Plan, unless the Shareholder has specified in the form of proxy that the shares are to be voted against in respect thereof.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has purchased for directors and officers liability insurance to protect its directors and officers as well as the directors and officers of its subsidiaries for the policy year ended July 15, 2007. This insurance provides an annual maximum coverage of $5,000,000, at a premium cost of $30,000. There is a deductible of $25,000 in respect of any loss by the Corporation which is covered by this policy.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In April 2006, the Corporation raised $3,000,000 pursuant to a convertible debenture financing, of which $1,250,000 was raised from informed persons. A debenture in the aggregate principal amount of $1,200,000 was issued to Wise Management Inc., a Toronto company owned by Steven Wise, the Chairman of the Corporation, and his relatives, and a debenture in the aggregate principal amount of $50,000 was issued to Mr. Rod MacDonald, the Chief Financial Officer of the Corporation. The convertible debentures had a two year term due April 30, 2008, but on April 7, 2008, the Corporation entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. The convertible debentures bear interest at 10% per annum and are convertible into Common Shares at the rate of $3.00 per share at the sole option of the lenders for the entire term expiring no later than June 30, 2008.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Corporation's shareholders but that it also promotes effective decision making at the Board level.

Mandate of the Board

The Board has responsibility for the stewardship of the Corporation. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and the Corporation's shareholders.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board reviews its procedures on an ongoing basis to ensure that it can function independently of management. The Board meets, as required, without management present. When conflicts do arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Instrument 58-101, the Board intends to convene meetings of the independent directors, at which non-independent directors and members of management are not in attendance as may be deemed necessary.

Composition of the Board

The Board currently consists of 6 directors who provide a diversity of business experience. Of these directors, Messrs. Wise and Rooney and Tom Sheppard, who is not standing for re-election, are non-independent directors due to their positions as CEO and Chairman, President and Secretary of the Corporation, respectively. Messrs. Ferreira, Miller and Peress are considered independent within the meaning of National Instrument 58-101.

The Corporation has three formal committees, an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Working groups of directors as ad hoc committees may be formed as required to investigate business developments or other operational matters. The President and CEO consult with individual directors on an informal basis, usually weekly. Because there are five senior executives of whom three are also directors, members of the Board often provide direct assistance and participate closely in operational and strategic decisions before they are submitted to the Board as a whole. In this regard, the Board is very much a "working board" in the sense that Board members are often directly involved in management issues. Management also prepares reports to the Board in respect of operations and matters which require pre-approval by the Board. All material items of a capital nature, as well as material expenditures, borrowings, annual financial statements and shareholder communications, require Board pre-approval. The Audit Committee reviews all disclosure of financial information such as annual and interim financial statements and related press releases prior to dissemination.

The President and newly appointed CEO report to the Board on the Corporation's progress, comparing actual results to annual forecasts. Management is responsible for risk identification, risk management, succession planning, human resource management and public communication, under the overall direction of the President and CEO who report to and accept direction in these areas from the Board. The Board reviews the performance of the President and CEO informally on an ongoing basis and their salary. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

The Audit Committee was composed of Ms. Martha Ham and Messrs. Ricardo Ferreira and Steven Miller, until February 2008 when Ms. Ham resigned and was subsequently replaced by Mr. David Peress. The Compensation Committee was composed of Messrs. Ricardo Ferreira and Steven Wise and Ms. Martha Ham, until February 2008 when Ms. Ham resigned. The Corporate Governance Committee was composed of Messrs. Thomas Sheppard and Stephen Miller and Ms. Martha Ham, until February 2008 when Ms. Ham resigned and was subsequently replaced by Mr. Peter Rooney. Management anticipates that a new member of both the Compensation Committee and the Corporate Governance Committee will be appointed shortly after the Meeting has occurred.

The Board has not appointed a nominating committee to appoint and assess directors, nor has it implemented a formal process for assessing directors. Appointments to the Board are discussed by the Board as a whole with a view to reflecting the interest of shareholders and the needs of the Corporation. Assessments of directors are conducted in the same way. New directors are provided with an orientation program consisting of informal meetings with other Board members, management, the Corporation's legal counsel and/or auditors, depending upon the new directors' appointments and wishes. The Board considers that the current size of the Board is appropriate for the Corporation's size, complexity and stage of development.

AUDIT COMMITTEE

Multilateral Instrument 52-110-Audit Committees ("**MI 52-110**") requires the Corporation to disclose certain information concerning the constitution of the audit committee of the Board (the "**Audit Committee**") and its relationship with its independent auditor, as set forth below.

Charter

The Audit Committee is governed by its charter. A copy of the text of the Audit Committee's charter, established in accordance with MI 52-110, is included in **Appendix "B"** attached hereto.

Composition of the Audit Committee

The current members of the Audit Committee are Messrs. David Peress, Ricardo Ferreira and Steven Miller. Mr. David Peress is the Chairperson of the Audit Committee. Each member of the Audit Committee is "independent" and "financially literate" within the meaning of MI 52-110.

The Corporation is relying upon the exemption in Section 6.1 of MI 52-110 which provides that the Corporation, as a "venture issuer", is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

Education and Experience

Each member of the Audit Committee has acted as a director or officer of other public and/or private issuers in the past and as such have obtained experience in performing his or her responsibilities as a member of the Corporation's Audit Committee. As well, each member of the Audit Committee has experience in the preparation, analysis and/or evaluation of financial statements generally and an understanding of internal controls and procedures for financial reporting. Given the scope and nature of the Corporation's business and based on the foregoing, it is the Board's conclusion that each of the members of the Audit Committee has an understanding of the accounting principles used by the Corporation to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves and experience in evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

Pre-Approval Policies and Procedures

In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice, tax planning or other non-audit services, such services must be pre-approved by the Audit Committee.

Auditor Services Fees

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the Corporation during the financial years ended December 31, 2007 and December 31, 2006, for audit and non-audit related services:

Type of Work	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees [1]	$64,260	$60,690
Audit-Related Fees[2]	$Nil	$Nil
Tax Fees[3]	$10,980	$Nil
All Other Fees	$Nil	$Nil

Notes:

(1) Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the Corporation's statutory and regulatory filings.

(2) Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit Fees".

(3) Aggregate fees billed for tax compliance, advice and tax planning.

TSX VENTURE EXCHANGE LISTING

The Common Shares are listed and posted for trading on the TSX Venture Exchange under the symbol "SEE".

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting. If any matters which are not now known should properly come before the Meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation's comparative financial statements for the year ended December 31, 2007 and Management's Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Chief Financial Officer of the Corporation, 555 Wilson Avenue, Toronto, Ontario, M3H 5Y6. Such copies will be sent to any Shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis.

The contents and sending of this Management Information Circular have been approved by the Board.

By Order of the Board

Peter Rooney
President

Toronto, Ontario
May 12, 2008

APPENDIX "A"

"BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1) the stock option plan of SeaMiles Limited be re-approved; and

(2) any one director or officer of SeaMiles Limited be and is hereby authorized to execute and deliver, under corporate seal or otherwise, all such deeds, documents, instruments and assurances and to do all such acts and things as such person may deem necessary or desirable to give effect to the foregoing".

APPENDIX "B"

**CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS**

I. PURPOSE

The audit committee (the "Audit Committee") is a committee of the board of directors (the "Board of Directors") of SeaMiles Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the financial accounting and reporting process and internal controls for the Corporation by:

- reviewing the financial reports and other financial information before such reports and other financial information is provided by the Corporation to any governmental body or the public;

- recommending the appointment and reviewing and appraising the audit efforts of the Corporation's external auditors and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;

- serving as an independent and objective party to monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

- encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.

- creating a culture of honesty and ethical behaviour; set the proper tone and emphasise fraud prevention.

- overseeing management, including monitoring that management establishes and maintains internal control to provide reasonable assurance regarding reliability of financial reporting.

- reporting to the board on members' views of the interim and annual financial statements, including the MD&A.

- deciding, at its discretion, whether or not to establish an internal audit function. If an internal audit function is not established by the Corporation, an assurance of how effective internal controls, processes and systems shall be provided.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Part III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Corporation's management which is responsible for preparing the Corporation's financial statements and it is the Corporation's external auditors who are responsible for auditing those financial statements.

II. COMPOSITION AND MEETINGS

The Audit Committee is to be comprised of such number of non-executive directors (but at least three), with sufficient financial literacy, as determined by the Board of Directors, all of whom must be "independent" directors (as such term is defined in Schedule "A"). All members of the Audit Committee must, to the satisfaction of the Board of Directors, be "financially literate" (as such term is defined in Schedule "A").

The members of the Audit Committee must be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and serve until their successors are duly elected. Unless a Chairman is elected by the full Board of Directors, the members of the Audit Committee may designate a Chairman by majority vote of the full Audit Committee membership.

The Audit Committee is to meet at least four times annually (and more frequently if circumstances require). The Audit Committee is to meet prior to the filing of quarterly financial statements to review and discuss the unaudited financial results for the preceding quarter and the related management discussion & analysis ("MD&A") and is to meet prior to filing the annual audited financial statements and MD&A in order to review and discuss the audited financial results for the year and related MD&A.

As part of its role in fostering open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The Audit Committee may request members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Audit Committee are to be provided with full access to all corporate information and are to be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and external auditors of the Corporation.

A quorum for the transaction of business at any meeting of the Audit Committee is (the presence in person or by telephone or other communication equipment of) a simple majority of the total number of members of the Audit Committee or such greater number as the Audit Committee may by resolution determine. If within one hour of the time appointed for a meeting of the Audit Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, the quorum for the adjourned meeting will consist of the members then present.

Should a vacancy arise among the members of the Audit Committee, the remaining members of the Audit Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Audit Committee are to be held from time to time at such place as the Audit Committee or the Chairman of the Audit Committee may determine, within or outside the Province of Ontario, upon not less than three days' prior notice to each of the members. Meetings of the Audit Committee may be held without three days' prior notice if all of the members entitled to vote at such meeting who do not attend, waive notice of the meeting and, for the purpose of such meeting, the presence of a member at such meeting shall constitute waiver on his or her part. The Chairman of the Audit Committee, any member of the Audit Committee, the Chairman of the Board of Directors, the Corporation's external auditors, or the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation is entitled to request that the Chairman of the Audit Committee call a meeting. A notice of the Audit Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.

The Audit Committee shall keep minutes of its meetings which shall be submitted to the Board of Directors. The Audit Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Audit Committee will require the vote of a majority of its members present at a meeting at which quorum is present. Action of the Audit Committee may be taken by an instrument or instruments in writing signed by all of the members of the Audit Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Audit Committee called for such purpose. Such instruments in writing may be signed in counterparts each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Generally

1. Create an agenda for the ensuing year.

2. Review and update this Charter at least annually, prepare revisions to its provisions where conditions so dictate and submit such proposed revisions to the Board of Directors for approval.

3. Describe briefly in the Corporation's annual report and more fully in the Corporation's management information circular, if any, the Audit Committee's composition and responsibilities and how they were discharged, and otherwise assist management in providing the information required by applicable securities legislation.

4. Report periodically to the Board of Directors.

5. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain and compensate independent counsel, accountants and other professionals to assist it in the performance of its duties as it deems necessary.

6. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

Documents/Reports Review

7. Review the Corporation's interim and annual financial statements, results of audits as well as all interim and annual MD&A and interim and annual earnings press releases prior to their publication and/or filing with any governmental body, or the public.

8. Review policies and procedures with respect to directors' and senior officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditors, based on terms of reference agreed upon by the external auditors and the Audit Committee.

9. Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure addressed in paragraph 7 of this part, and periodically assess the adequacy of such procedures.

10. Review the audited annual financial statements to satisfy itself that they are presented in accordance with general accepted accounting principles.

11. Provide insight to related party transactions entered into by the Corporation.

External Auditors

12. Recommend to the Board of Directors the selection of the external auditors, considering independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors. Instruct the external auditors that the Board of Directors, as the shareholders' representative, is the external auditors' client.

13. Monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors and discussing and resolving any material differences of opinion between management and the external auditors.

14. Review and discuss, on an annual basis, with the external auditors all significant relationships they have with the Corporation to determine their independence.

15. Pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiaries by the external auditors.

16. Oversee the work and review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant. Consider with management and the external auditors the rationale for employing accounting/auditing firms other than the principal external auditors.

17. Periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the completeness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

18. Ensure that the external auditors report directly to the Audit Committee, ensure that significant findings and recommendations made by the external auditors are received and discussed with the Audit Committee on a timely basis and arrange for the external auditors to be available to the Audit Committee and the full Board of Directors as needed.

19. Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Corporation's external auditors.

Financial Reporting Processes

20. In consultation with the external auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

21. Consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

22. Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditors and ensure that management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

23. Establish regular and separate systems of reporting to the Audit Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

24. Review the scope and plans of the external auditors' audit and reviews prior to the audit and reviews being conducted. The Audit Committee may authorize the external auditors to perform supplemental reviews or audits as the Audit Committee may deem desirable.

25. Following completion of the annual audit and quarterly reviews, review separately with management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

26. Review and resolve any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.

27. Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.

28. Review with the external auditors and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

29. Review activities, organizational structure, and qualifications of the Corporation's Chief Financial Officer and staff in the financial reporting area and see to it that matters related to succession planning within the Corporation are raised for consideration to the full Board of Directors.

Ethical and Legal Compliance

30. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

31. Review and update periodically a code of business conduct and ethics (the "Code of Conduct") and ensure that management has established a system to enforce the Code of Conduct. Review appropriateness of actions taken to ensure compliance with the Code of Conduct and to review the results of confirmations and violations thereof.

32. Review management's monitoring of the Corporation's systems in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

33. Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

Risk Management

34. Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

Review

35. The Audit Committee shall review its effectiveness periodically, through self-assessments or independent evaluations.

The foregoing list is not exhaustive. The Audit Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its responsibilities and duties.

Schedule "A"

Independence and Financial Literacy

Independence Requirement of Multilateral Instrument 52-110

Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") provides, in effect, that a member of the Audit Committee is "independent" if that member has no direct or indirect material relationship with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment. MI 52-110 provides that the following individuals are considered to have a "material relationship" with the Corporation and, as such, would not be considered independent:

(a) an individual who is, or has been, an employee or executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(b) an individual whose immediate family member is, or has been, an executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f) an individual who

(i) has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any committee of the Board of Directors, or as a part-time chair or vice-chair of the Board of Directors or any committee of the Board of Directors; or

(ii) receives, or whose immediate family member receives, more than Cdn$75,000 per year in direct compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any committee of the Board of Directors, or as a part-time chair or vice-chair of the Board of Directors or any committee of the Board of Directors, unless the prescribed period since he or she ceased to receive more than Cdn$75,000 per year in such compensation; and

(g) an individual who is an affiliated entity of the Corporation or any of its subsidiary entities.

For purpose of the definition of "material relationship", the terms set out below shall have the following meanings:

"affiliated entity" - a person or company is considered to be an affiliated entity of another person or company if (a) one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or (b) the person or company is (i) both a director and an employee of an affiliated entity, or (ii) an executive officer, general partner or managing member of an affiliated entity. A person will not be considered to be an affiliated entity of the Corporation if the person (a) owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation; and (b) is not an executive officer of the Corporation;

"company" - any corporation, incorporated association, incorporated syndicate or other incorporated organization;

"control" - the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise;

"executive officer" of an entity – means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity; (c) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity;

"person" - an individual partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

"prescribed period" - means the shorter of: (a) the period commencing on March 30, 2004 and ending prior to the date the determination as to the independence of the individual by the Board of Directors is made; and (b) the three year period ending immediately prior to the date the determination as to the independence of the individual by the Board of Directors is made; and

"subsidiary entity" - a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other's subsidiary entity.

Financial Literacy

MI 52-110 provides that a director will be considered "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

SEAMILES LIMITED

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting of Shareholders to be held on June 12, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Eastern Time, on June 10, 2008.

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Peter Rooney, a Director of the Company, or failing this person, Steven Wise, a Director of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of SeaMiles Limited to be held at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on Thursday, June 12, 2008 at 2:00 p.m. (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **To Determine the Number of Directors** To determine the number of directors at five (5)	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Peter Rooney	☐	☐	02. Ricardo Ferreira	☐	☐	03. Steven Wise	☐	☐
04. Stephen Miller	☐	☐	05. David Peress	☐	☐			

	For	Withhold
3. **Appointment of Auditors** To appoint Deloitte & Touche LLP as Auditors of the Company and authorize the Directors to fix their remuneration	☐	☐

	For	Against
4. **Re-approval of 2006 Rolling Stock Option Plan** To re-approve the 2006 Rolling Stock Option Plan of the Company, as described in the accompanying management information circular	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 4 2 8 6 4 A R 1 Y R T Q

SeaMiles Limited
Consolidated Financial Statements
March 31, 2008
(Unaudited)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2008

SeaMiles Limited
Consolidated Financial Statements
March 31, 2008
(Unaudited)

Contents

SeaMiles Limited
Consolidated Balance Sheets
Unaudited
(in Canadian Dollars)

	March 31 2008	December 31 2007
Assets		
Current		
Cash and cash equivalents	$1,675,572	$415,507
Accounts receivable	1,078,586	1,605,348
Deposits and prepaid expenses	1,255,269	1,216,037
Escrow bank account (Note 4)	19,425,326	17,132,178
Current assets of discontinued operations (Note 3)	203,913	206,435
	23,638,666	20,575,505
Other receivable	317,855	250,586
Equipment (Note 5)	218,162	219,887
Trademarks	6,930,614	6,906,801
Long-term assets of discontinued operations (Note 3)	3,220,000	3,220,000
	$34,325,297	$31,172,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$2,832,613	$1,554,398
Current portion of deferred revenue (Note 6)	1,286,307	1,242,158
Current portion of other long-term debt (Note 7)	135,561	132,835
Forward foreign exchange contracts	-	11,944
Deposits	19,423,158	17,130,895
Current liabilities of discontinued operations (Note 3)	72,849	147,374
Convertible debentures (Notes 8 and 17)	3,000,000	3,000,000
	26,750,488	23,219,604
Deferred revenue (Note 6)	951,368	1,229,938
Other long-term debt (Note 7)	1,121,004	1,109,273
Long-term liabilities of discontinued operations (Note 3)	597,213	604,543
	29,420,073	26,163,358
Shareholders' equity		
Share capital (Note 9)	17,147,078	17,147,078
Contributed surplus	1,013,547	1,013,547
Deficit	(13,255,401)	(13,151,204)
	4,905,224	5,009,421
	$34,325,297	$31,172,779

On behalf of the Board

(signed) *"Steven Wise"* Chairman

(signed) *"Peter Rooney"* Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
Unaudited
(in Canadian Dollars)

For the three months ended March 31	2008	2007
Deficit, beginning of period	($13,151,204)	($10,620,812)
Net income (loss) and comprehensive income (loss) for the period	(104,197)	6,531
Deficit, end of period	($13,255,401)	($10,614,281)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations and Comprehensive Income
Unaudited
(in Canadian Dollars)

For the three months ended March 31	2008	2007 (restated)
Revenue		
Loyalty program revenue	$2,477,873	$2,134,908
Interest	96,370	149,757
	2,574,243	2,284,665
Cost of goods sold		
Loyalty program	1,774,868	1,427,622
Gross profit	799,375	857,043
Expenses		
Advertising and promotion	54,039	46,599
Amortization of equipment	11,266	8,201
Bank charges and interest	1,120	1,139
Foreign exchange loss	79,028	18,423
Interest on long-term debt	82,159	83,999
Management fees	-	37,500
Occupancy costs	41,064	47,740
Professional fees	25,811	89,890
Selling, general and administrative	560,182	482,956
	854,669	816,447
Income (loss) from continuing operations	(55,294)	40,596
Loss from discontinued operations (Note 3)	(48,903)	(34,065)
Net income (loss) and comprehensive income (loss) for the period	($104,197)	$6,531
Earnings (loss) per share from continuing operations - basic and diluted (Note 10)	$0.00	$0.00
Loss per share from discontinued operations - basic and diluted (Note 10)	$0.00	$0.00
Loss per share - basic and diluted (Note 10)	($0.01)	$0.00

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
Unaudited
(in Canadian Dollars)

For the three months ended March 31	2008	2007
Cash provided by (used in)		
Operating activities		
Income (loss) from continuing operations	($55,294)	$40,596
Items not affecting cash		
Amortization of equipment	11,266	8,201
Changes in non-cash operating assets and liabilities		
Accounts receivable	526,762	(449,878)
Deposits and prepaid expenses	(39,232)	(42,517)
Other receivable	(67,269)	-
Accounts payable and accrued liabilities	1,278,215	608,017
Forward foreign exchange contracts	(11,944)	-
Deferred revenue	(234,421)	-
Escrow bank account	(2,293,148)	(1,743,007)
Deposits	2,292,263	1,830,035
	1,407,198	251,447
Investing activities		
Purchase of equipment	(9,541)	(39,818)
Purchase of trademarks	(23,813)	(13,598)
	(33,354)	(53,416)
Financing activities		
Repayment of other long-term debt	14,457	(58,415)
Increase in cash from continuing operations	1,388,301	139,616
Decrease in cash from discontinued operations (Note 3)	(128,236)	(114,229)
Cash, beginning of period	415,507	276,582
Cash, end of period	$1,675,572	$301,969
Supplementary cash flow information		
Interest received	$154,246	$127,143
Interest paid	$76,635	$77,288

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

SeaMiles Limited (the "Company") is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and for airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The significant accounting policies are as follows:

1. Summary of Significant Accounting Policies

a) Adoption of New Accounting Policies

i) Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. This information is provided in Note 13, Capital Disclosures.

ii) Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section implied that the Company now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 14, Financial Instruments.

b) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

1. Summary of Significant Accounting Policies (continued)

c) Revenue Recognition

SeaMiles meets the tests identified below and accordingly revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

The basis for gross revenue reporting as a principal is based on an evaluation of the following indicators:

- The enterprise is the primary obligor in the arrangement
- The enterprise has latitude in establishing price
- The enterprise changes the product or performs part of the service
- The enterprise has discretion in supplier selection
- The enterprise is involved in the determination of product or service specifications

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the attached consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner.

The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized as it is earned under the terms of each contract.

d) Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

1. Summary of Significant Accounting Policies (continued)

e) Foreign Currency Exchange Contracts

The Company periodically purchases forward contracts when it enters into a transaction to buy or sell foreign currency in the future. These contracts are short term in nature, are in the regular course of business and are used to manage foreign exchange exposures.

Foreign exchange contracts are not hedges. They are recorded using the mark-to-market method of accounting whereby foreign exchange contracts are recorded on the Company's balance sheet as either an asset or liability with changes in fair value recorded to net earnings. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of revenues when the sale is recorded.

f) Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically.

g) Deferred Costs

Financing costs incurred in connection with current and long-term debt have been deferred and are recorded as a reduction to the principal amount of the associated current and long-term debt. The costs are amortized over the term of the related debt using the effective interest rate method.

h) Property Held for Sale

Property held for sale includes real estate properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for sale for any ancillary revenues earned.

i) Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	straight-line over the term of the lease
Website development:	30% diminishing balance basis

j) Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive income in an amount equal to the excess.

1. Summary of Significant Accounting Policies (continued)

k) Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

l) Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive income over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include the Company's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

m) Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

The Company has made the following classifications:

- Cash, escrow bank account and deposits are classified as "assets held for trading" and are measured at fair value. Gains and losses resulting from the periodic revaluations are recorded in net income.
- Accounts receivable are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
- Accounts payable and accrued liabilities and current and long-term debts are classified as "other financial liabilities" and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

n) Fair Value of Financial Instruments

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

1. Summary of Significant Accounting Policies (continued)

o) Derivative Financial Instruments

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in fair value are recorded in income at each reporting period. The Company does not enter into derivative financial agreements for trading or speculative purposes.

p) Compound Financial Instruments

The convertible debentures contain both a liability component and an equity component, represented by the conversion feature and are presented in the financial statements in its component parts, measured using the residual method at the time of issue. The initial value of the debt component was calculated as the present value of the required interest and principal payments, discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures was determined to be insignificant and therefore there was no classification to equity.

q) Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

r) Loss per Share

Basic loss per share is calculated by dividing the net loss and comprehensive loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants and warrants are exercised and that all outstanding convertible debt are converted, if dilutive, and the assumed proceeds are used to purchase the Company's common shares at the average market price during the year. Diluted loss per share is not presented if the effect would be anti-dilutive.

s) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

t) Other Receivable

Other receivable represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. Other receivable is comprised of the estimated long-term receivable portion of breakage.

1. Summary of Significant Accounting Policies (continued)

u) New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

(in Canadian Dollars)

2. Restatement of Previously Issued Financial Statements

During the fourth quarter ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $521,219 and $521,219 respectively for the three months ended March 31, 2007. Net loss was not impacted by this change.

3. Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will primarily be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale. Accordingly, the Company has reflected its real estate division as a discontinued operation. These consolidated financial statements have adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the three months ended March 31, 2008 and 2007 and the Company's assets and liabilities related to discontinued operations as at March 31, 2008 and December 31, 2007 are shown in the following tables, with the 2007 figures restated:

Consolidated Statements of Operations and Comprehensive Income	Three months ended March 31 2008	2007
Revenue		
Rental income	$ -	$ -
Expenses		
Amortization of deferred costs	-	7,500
Bank charges and interest	96	22,898
Professional fees	29,454	-
Selling, general and administrative	642	3,667
	30,192	34,065
Loss from discontinued operations before undernoted	(30,192)	(34,065)
Write down of property held for sale	(18,711)	-
Net loss from discontinued operations	($48,903)	($34,065)

(in Canadian Dollars)

3. Discontinued Operations (continued)

Consolidated Balance Sheets	March 31 2008	December 31 2007
Assets		
Current Assets		
Accounts receivable	$1,085	$1,702
Deposits and prepaid expenses	202,828	204,733
	203,913	206,435
Property held for sale	3,220,000	3,220,000
	$3,423,913	$3,426,435
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$58,349	$137,074
Current portion of mortgages payable, net of deferred costs	14,500	10,300
	72,849	147,374
Mortgages payable	597,213	604,543
	$670,062	$751,917

Cash used in discontinued operations	Three months ended March 31 2008	2007
Cash used in operating activities	($106,395)	($5,380)
Cash used in investing activities	(18,711)	(99,987)
Cash used in financing activities	(3,130)	(8,862)
Net cash flows used in discontinued operations	($128,236)	($114,229)

During the year ended December 31, 2007, the Company reviewed the carrying value of its property held for sale. As a result of this review, the Company determined that a decline in the value of the property had occurred. For the three months ended March 31, 2008, the Company recorded a write down in the amount of $18,711. The carrying value of the Company's property held for sale at December 31, 2007 and March 31, 2008 is $3,220,000.

(In Canadian Dollars)

4. Escrow Bank Account

The escrow bank account consists of funds primarily invested in a U.S. money market fund comprising a portfolio of U.S. treasury securities maturing in 180 days or less.

5. Equipment

	Cost	Accumulated Amortization	March 31 2008 Net Carrying Value
Computer equipment	**$86,382**	**$34,870**	**$51,512**
Furniture and fixtures	**24,877**	**6,400**	**18,477**
Leasehold improvements	**75,507**	**12,390**	**63,117**
Website development	**149,938**	**64,882**	**85,056**
	$336,704	**$118,542**	**$218,162**

	Cost	Accumulated Amortization	December 31 2007 Net Carrying Value
Computer equipment	$76,841	$32,834	$44,007
Furniture and fixtures	24,877	5,545	19,332
Leasehold improvements	75,507	10,594	64,913
Website development	149,938	58,303	91,635
	$327,163	$107,276	$219,887

6. Deferred Revenue

In the fourth quarter of 2007, SeaMiles, LLC and Barclays Bank ("Barclays") agreed to a one-time payment by Barclays to SeaMiles, LLC of $2,500,000 U.S. This payment will be recognized as revenue over 24 months and is subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. SeaMiles, LLC also has a further $96,574 U.S. in deferred revenue from another contract which it received in 2007. Revenue will be recognized as it is earned under the terms of the contract.

The Canadian dollar equivalent of total deferred revenue is $2,237,675 as of March 31, 2008 (December 31, 2007 - $2,472,096). Revenue is recognized under the terms of the contracts as follows:

Current portion	**$1,286,307**
Long-term portion	**951,368**
	$2,237,675

(in Canadian Dollars)

7. Other Long-term Debt

	March 31 2008	December 31 2007
Other long-term debt, non-interest bearing, due February 2010, monthly principal payments of $3,000 U.S., unsecured	$65,407	$70,721
Other long-term debt, non-interest bearing, no fixed repayment date, amount will not be repaid in 2008, unsecured	122,154	117,965
Other long-term debt, non-interest bearing, amount will not be repaid in 2008, unsecured	229,224	221,364
Note payable, 10% per annum, amount will not be repaid in 2008, unsecured	236,095	227,999
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments, unsecured	603,685	604,059
	1,256,565	1,242,108
Less: Current portion	135,561	132,835
	$1,121,004	$1,109,273

The long-term debt due February 2010 was discounted at an interest rate of 8% per annum.

8. Convertible Debentures

	March 31 2008	December 31 2007
10% Convertible debentures (Note 3)	$3,000,000	$3,000,000

The convertible debentures were issued with a two year term maturing on April 30, 2008 and bear interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at $3.00 per share at the sole option of the lenders for the entire term. If all of the debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement.

Subsequent to March 31, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008 (Note 17).

9. Share Capital

Authorized:
- Unlimited number of voting common shares
- Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares
Balance as at December 31, 2006	11,271,399	612,498	16,585,047
Expired common share purchase warrants	-	(612,498)	-
Issued through the exercise of stock options	165,000	-	306,438
Issued through private placement	130,000	-	255,593
Balance at December 31, 2007 and March 31, 2008	**11,566,399**	**-**	**$17,147,078**

(in Canadian Dollars)

9. Share Capital (continued)

Stock Options

The Company's Stock Option Plan provides for the issuance of up to a maximum of 10% of its issued and outstanding common shares at an exercise price fixed by the Company's Board of Directors at the time of grant. The option period for the Stock Option Plan is a maximum of five years. Options granted may be vested over certain time periods within the option period, which will limit the number of options exercisable during each option year. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option. As at March 31, 2008, options to purchase 855,000 common shares have been granted and options to purchase 301,639 common shares remain available to be granted under the Stock Option Plan.

The following table summarizes the changes in stock options outstanding during the three months ended March 31, 2008:

	2008
Balance, beginning of period	905,000
Cancelled	(50,000)
Balance as at March 31, 2008	855,000
Exercisable at March 31, 2008	855,000

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable as at March 31, 2008:

Range of exercise prices	$2.00 - $3.50
Options outstanding	855,000
Weighted average remaining contractual life	231 days
Options exercisable	855,000
Weighted average exercise price	$2.90

The following table summarizes the stock options outstanding as at March 31, 2008:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	125,000	$3.25	August 24, 2008
August 21, 2007	320,000	$2.00	August 21, 2009
	855,000		

(in Canadian Dollars)

10. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the three months ended March 31, 2008, which is 11,566,399 (2007 – 11,271,399) shares. Diluted loss per share has not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

11. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

12. Segmented Information

As the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward. Accordingly, only segmented balance sheet information is provided. The table below summarizes the segmented balance sheet information for the past two years.

The designation of segments is based on the nature of the products and services provided and the information used by the Chief Operating Decision Maker. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies.

	Loyalty Program		**Discontinued Operations**		**Consolidated**	
	March 31 2008	December 31 2007	**March 31 2008**	December 31 2007	**March 31 2008**	December 31 2007
Identifiable assets	**$30,699,778**	$27,652,797	**$3,423,913**	$3,426,435	**$34,123,691**	$31,079,232
Corporate assets					**201,606**	93,547
Total assets					**$34,325,297**	$31,172,779

(in Canadian Dollars)

13. Capital Disclosures

The Company definites its capital as follows:

i) Other long-term debt
ii) Convertible debentures
iii) Shareholders' equity
iv) Cash and cash equivalents

The amounts included in the Company's capital are as follows:

	March 31 2008	December 31 2007
Other long-term debt	**$1,256,565**	$1,242,108
Convertible debentures	**3,000,000**	3,000,000
Shareholders' equity	**4,905,224**	5,009,421
Cash and cash equivalents	**1,675,572**	415,507
Escrow bank account	**19,425,326**	17,132,178

The Company's objectives when managing capital are to maintain a flexible capital structure to allow the Company the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets and ensure sufficient liquidity to implement its strategic initiatives, meet anticipated working capital requirements and other capital expenditures. The Company's financing decisions are made on a specific transaction basis and depend on such things as the Company's needs, and market and economic conditions at the time of the transaction.

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically. The Company assumes minimal credit and inventory risk with each transaction processed.

There were no changes in the Company's approach to capital management during the period.

14. Financial Instruments

i) Fair Value

The fair values of short term financial assets and liabilities, including cash and cash equivalents, accounts receivable, escrow bank account, accounts payable and accrued liabilities, deposits, current and long term debts, mortgages payable and convertible debentures, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The carrying value and estimated fair value of the Company's financial instruments is their fair value which is the amount that has been recorded in the financial statements.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

14. Financial Instruments (continued)

i) Fair Value (continued)

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

ii) Credit Risk

The Company's maximum exposure to credit risk on its financial assets is limited to their respective carrying amounts. Funds from the escrow bank account are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. The amount to be held in the escrow bank account, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically. Excess cash, included in cash and cash equivalents, are invested in bank term deposits, as per the Company's practice of protecting its capital rather than maximizing investment yield.

Historically, the Company has not experienced bad debts on its accounts receivable balances.

iii) Interest Rate Risk

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short term nature of the investments. Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will not be affected by interest rate risk in the near future.

iv) Currency Risk

The Company's primary focus is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. This exposes the Company to the U.S. dollar as earnings and cash flows may be adversely affected by the fluctuations in the exchange rate of the U.S. dollar relative to the Canadian dollar. The Company currently does not use financial instruments to hedge these risks.

The Company holds balances in U.S. dollars that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in the Canadian dollar would result in a $202,157 variance in net liabilities of the Company.

As of March 31, 2008	CDN $ Total	USD Total
FX Rates Used to Translate to USD		$1.0265
Financial assets		
Cash and cash equivalents	$1,675,572	$1,474,629
Accounts receivable	1,078,586	1,013,306
Deposits and prepaid expenses	1,255,269	1,193,541
Escrow bank account	19,425,326	18,823,580
Other receivable	317,855	309,649
Total	**$23,752,608**	**$22,814,705**
Financial liabilities		
Accounts payable and accrued liabilities	$2,832,613	$2,608,663
Deposits	19,423,158	18,823,579
Deferred revenue	2,237,675	2,179,907
Other long-term debt	1,256,565	1,224,125
Total	**$25,750,011**	**$24,836,274**

(in Canadian Dollars)

15. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2008	$146,000
2009	175,000
2010	159,000
2011	110,000
Thereafter	412,000

Lease commitments include related party transactions with companies owned by directors of the Company. These transactions are recorded at the exchange value as established and agreed to by the related parties.

b) Under an agreement between SeaMiles, LLC and Carnival Cruise Lines, SeaMiles, LLC has certain financial obligations which it must meet on an annual basis. Due to the confidentiality provisions of the agreement, the Company is unable to disclose the terms of the financial obligations. All obligations incurred under the agreement are recorded at the time they are incurred. SeaMiles, LLC has met its obligations to date under this agreement.

c) The Company entered into a one year service agreement effective March 2008. Monthly payments of $12,500 U.S. are paid to the firm under the terms of the agreement.

d) SeaMiles, LLC was previously a plaintiff and a defendant in various lawsuits, which arose in Miami-Dade County, Florida (United States), against former president/former member. All pending lawsuits were settled pursuant to an agreement dated September 26, 2005. As a compromise, SeaMiles, LLC agreed to pay its former president/former member $787,500 U.S. for alleged damages arising under various state and federal lawsuits and for all interest the former president/former member claimed to own in SeaMiles, LLC. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Subsequent to the settlement, SeaMiles, LLC filed a motion in the settled litigation to enforce a provision of the settlement agreement which allowed SeaMiles, LLC to terminate future payments owed under the settlement agreement if the former president/former member breached certain provisions of the settlement agreement. On December 14, 2006, the Court ruled in favor of SeaMiles, LLC, finding that the former president/former member breached the settlement agreement and the Court therefore terminated the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2008.

e) Subsequent to Court terminating the $787,500 U.S. liability, an individual claiming an indirect ownership interest in SeaMiles, LLC, through a company owned and controlled by SeaMiles, LLC's former president/former member, filed suit in Miami-Dade County against SeaMiles, LLC and its former president/former member. This individual seeks compensation for the reasonable value of his alleged indirect interest in SeaMiles, LLC. No amount has been ascribed to the claim as of yet. SeaMiles, LLC has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a bona fide purchaser for value of one hundred percent of the membership interests of SeaMiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in SeaMiles, LLC. However, the individual claims he did not knowingly sign the settlement agreement, and was instead tricked by the former president/former member into signing the signature page without seeing the entire settlement agreement. In fact, the trial court ruled that SeaMiles, LLC's former president/former member made misrepresentations in the September 26, 2005 settlement agreement and that the claimant did not knowingly sign the September 26, 2005 settlement agreement. However, whether the claimant's signature on the signature page of the September 26, 2005 settlement agreement defeats his pending claim is an open question which will be resolved in the pending appeal between SeaMiles, LLC and its former president/former member. If this holding is reversed on appeal, the claimant's claim is worthless. If the holding is affirmed on appeal, SeaMiles, LLC may not be able to argue that the claimant is bound by the September 26, 2005 settlement agreement; however, SeaMiles, LLC has other defenses to the claimant's claim.

(in Canadian Dollars)

16. Comparitive Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

17. Subsequent Events

a) On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. All other existing terms and conditions of the convertible debentures remained unchanged.

b) On April 30, 2008, the Company granted 275,000 stock options to certain of its directors, Executive Officers, employees and consultants in accordance with the Company's Stock Option Plan. The options have an exercise price of $2.00 per share exercisable for a period of two years.

c) On May 12, 2008, 410,000 stock options expired.

d) On May 15, 2008, the Company granted 85,000 stock options to certain of its directors, Executive Officers, employees and consultants in accordance with the Company's Stock Option Plan. The options have an exercise price of $2.15 per share exercisable for a period of two years.

SEAMILES LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations For the Three Months Ended March 31, 2008

Date: May 29, 2008

SeaMiles Limited (the "Company") owns and operates cruise based loyalty rewards programs. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. The Company is divesting its remaining real estate assets in the Muskoka region of Ontario in June 2008.

The following discussion and analysis is based on the Company's unaudited consolidated financial statements, including notes, for the three months ended March 31, 2008 and 2007. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

Cruise Based Loyalty Programs

The Company continues to make the credit card loyalty program its priority by embarking on strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC. SeaMiles, LLC maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival℠ SeaMiles® MasterCard® issued by Barclays Bank. The card offers a reward accumulation and

redemption program primarily focused in the cruise sector which continues to show steady growth.

SeaMiles, LLC has a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which allowed for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles, LLC selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles, LLC's business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles® Visa® Rewards Card program in the 2nd quarter of 2007. Chase is the issuer of the SeaMiles credit card which enables U.S. cruise enthusiasts to earn SeaMiles. A cardholder earns 3 SeaMiles for every dollar spent on a cruise and 1 SeaMile for everyday purchases. At the time of redemption, cardholders can redeem on *Any Cruise Line...Any Time*® through SeaMiles' unique redemption platform.

Furthermore, the Company continues to grow its SeaPoints® program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Line International Association ("CLIA"), more than 12.6 million passengers cruised in 2007 with approximately 10.3 million of the passengers originating from North America. For 2008, CLIA has forecasted 12.8 million passengers with more than 10.5 million of those passengers originating from North America. This is further supported by CLIA member travel agents, where in a recent survey, 90% expect to have as good or better annual sales over 2007.

Cruise lines are expanding their target market and luring new passengers by creating more theme and special interest cruise holidays. Existing cruise passengers are looking for new experiences, which has prompted cruise lines to create new deployments and itineraries. The industry continues to add additional capacity to meet increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

Real Estate Development Program

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008.

Since the Company is divesting its real estate assets, the Company will only be operating in the loyalty program segment going forward and has reflected its real estate division as a discontinued operation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company owns and operates a cruise based loyalty program in both the United States and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Adoption of New Accounting Policies

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. This information is provided in Note 13, Capital Disclosures.

Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section implied that the Company now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative

information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 14, Financial Instruments.

Revenue Recognition

Revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized under the terms of each contract.

Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, which are reviewed periodically.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive income in an amount equal to the excess.

Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment with finite useful lives for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive income over the vesting period of the options with an offset to contributed surplus. When options are exercised, the

corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include the Company's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

Restatement of Previously Issued Financial Statements

During the fourth quarter of 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $521,219 and $521,219 respectively for the three months ended March 31, 2007. Net loss was not impacted by this change.

RESULTS OF OPERATIONS

For the quarter ended March 31, 2008, the Company reported a loss from continuing operations of $55,294 or $0.00 per share compared to income of $40,596 or $0.00 last year. The loss for 2008 is mainly attributable to increased selling, general and administrative expenses to support the growing needs of the cruise loyalty business and a foreign exchange loss on the Company's net monetary U.S. liabilities due to a strengthening U.S. dollar of 0.9913 at December 31, 2007 to 1.0265 at March 31, 2008.

The Company's real estate development assets has been shown as a discontinued operation as a result of the Company's plans to divest itself of its remaining real estate in June 2008 and the 2007 results have been restated accordingly. The Company incurred a loss from discontinued operations of $48,903 for the first quarter of 2008 versus a loss of $34,065 in 2007. The loss in 2008 was primarily attributable to a writedown of $18,711 in the value of the property held for sale and professional fees of $29,454. The loss in the previous year was primarily due to interest expense of $22,500 incurred on a mortgage on the Company's property held for sale.

The Company reported a net loss and comprehensive loss for the quarter of $104,197 or $0.01 per share in 2008 versus net income and comprehensive income of $6,531 or $0.00 in 2007.

Revenue

For the three months ended March 31, 2008, the Company reported revenue of $2,574,243 compared to $2,284,665 in 2007. The increase in loyalty program revenue of $289,578 or 13% in 2008 over 2007 is primarily due to the implementation of management's strategic and operational initiatives to grow its cruise loyalty program, partially offset by a weakening U.S. dollar from the first quarter of 2007 to the first quarter of 2008 and a decrease in interest revenue as a result of interest rate cuts made by the U.S. government.

Cost of Goods Sold

Loyalty program direct costs for the quarter ended March 31, 2008 were $1,774,868 compared to $1,427,622 for 2007. The increase in direct costs by $347,246 is primarily attributed to the increased loyalty program revenue and increased onboard card selling activities, partially offset by the weakening U.S. dollar.

Expenses

Total expenses from continuing operations for the first quarter of 2008 were $854,669 compared to $816,447 for 2007. Increased expenditures were made as the Company was working on growing its loyalty program business, partially offset by the weakening U.S. dollar.

For the three months ended March 31, 2008, advertising and promotion expense was $54,039 compared to $46,599 in 2007. Expenses include various campaigns to promote the SeaMiles loyalty program to its target market within the cruise industry.

Amortization expense on the Company's equipment for the first quarter of 2008 was $11,266 versus $8,201 in 2007. The increase in amortization expense by $3,065 is a result of increased equipment purchases and website development costs made to support the growing needs of the Company.

During the three months ended March 31, 2008, bank charges and interest expense was $1,120 versus $1,139 for the same period in 2007.

The Company had a foreign exchange loss of $79,028 for the first quarter of 2008 compared to a foreign exchange loss of $18,423 in 2007. Exchange gains or losses arise from the translation of the Company's operations in the United States. The exchange loss in 2008 is primarily due to the increase in the U.S. dollar of $0.9913 at December 31, 2007 to $1.0265 at March 31, 2008 on the Company's net monetary U.S. liabilities.

Interest on long-term debt for the three months ended March 31, 2008 was $82,159 compared to $83,999 in 2007. The interest is mainly attributed to the convertible debentures issued by the Company, which amounted to $75,000 for each quarter.

During the quarter ended March 31, 2008, management fees were nil as compared to $37,500 last year. The decrease in fees by $37,500 is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Occupancy costs declined to $41,064 for the first quarter of 2008 versus $47,740 in 2007, due to the weakening U.S. dollar. Occupancy costs consist of rent, maintenance fees and utilities.

Professional fees were $25,811 for the three months ended March 31, 2008 compared to $89,890 for the same period in 2007. The decrease in professional fees is primarily attributable to a reduction in legal fees in 2008 versus 2007. Professional fees include auditing, tax and legal services provided to the Company.

Selling, general and administrative expenses increased to $560,182 versus $482,956 last year. The increase in expenses is primarily due to the addition of permanent resources as well as increased costs to support corporate activity in the cruise loyalty program business, partially offset by a weakening U.S. dollar.

Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. The sale is expected to close on June 16, 2008. The Company's consolidated financial statements have adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the three months ended March 31, 2008 and 2007 are shown in the following table:

	2008	2007
Revenue		
Rental income	**$ -**	$ -
Expenses		
Amortization of deferred costs	**-**	7,500
Bank charges and interest	**96**	22,898
Professional fees	**29,454**	-
Selling, general and administrative	**642**	3,667
	30,192	34,065
Loss from discontinued operations before Undernoted	**(30,192)**	(34,065)
Write down of property held for sale	**(18,711)**	-
Net loss from discontinued operations	**($48,903)**	($34,065)

During the year ended December 31, 2007, management reviewed the carrying value of its property held for sale. As a result of this review, management determined that a decline in the value of the property had occurred. For the three months ended March 31, 2008, the Company recorded a write down in the amount of $18,711. The carrying value of the Company's property held for sale at December 31, 2007 and March 31, 2008 is $3,220,000.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2008, the Company had total assets of $34,325,297 compared to total assets of $31,172,779 as at December 31, 2007. The Company had $1,675,572 in cash and cash equivalents compared to $415,507 as at December 31, 2007. As at March 31, 2008, the Company held funds in an escrow bank account totaling $19,425,326 versus $17,132,178 at December 31, 2007. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at March 31, 2008, the Company had total liabilities of $29,420,073 versus total liabilities of $26,163,358 as at December 31, 2007. Total liabilities include $3,000,000 in convertible debt ($3,000,000 at December 31, 2007), deferred revenue of $2,237,675 ($2,472,096 – at December 31, 2007) and long term debt from continuing operations of

$1,256,565 ($1,242,108 – at December 31, 2007). Liabilities of discontinued operations amounted to $670,062 as compared to $751,917 at December 31, 2007.

The Company's net working capital as at March 31, 2008 was a deficit of $3,111,822 compared to a deficit of $2,644,099 as at December 31, 2006. The net working capital deficit is primarily attributed to the Company's convertible debt in the amount of $3,000,000. As a result of the Company's sale of its real estate in June 2008, the working capital deficiency will be eliminated as the proceeds of sale will be used to retire the convertible debt along with the real estate liabilities.

The current and long-term portion of deferred revenue as at March 31, 2008 was $2,237,675 ($2,472,096 – at December 31, 2007). The principal amount of deferred revenue is represented by a $2,500,000 U.S. payment received by SeaMiles, LLC from Barclays Bank in the fourth quarter of 2007. The payment will be recognized as revenue over 24 months and subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. The current portion of the deferred revenue is $1,286,307.

The Company's long-term debt from continuing operations increased by $14,457 from the previous period due to the value of the U.S. dollar increasing from 0.9913 at December 31, 2007 to 1.0265 at March 31, 2008, partially offset by the Company making payments to reduce its long-term debt.

The Company's liabilities from discontinued operations decreased by $81,855 primarily as a result of the Company making payments to retire real estate debt.

As at March 31, 2008, the Company had $3 million in convertible debt which is unchanged from December 31, 2007. The $3 million in convertible debentures was issued in April 2006 and had a two year term, bearing interest at a coupon rate of 10%, payable monthly. The debentures are convertible into common shares at the rate of $3.00 per share at the sole option of the lenders for the entire term. On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. If all of the current debentures are converted, it will result in the issuance of 1,000,000 common shares. The debentures are secured by a general security agreement. The sale by the Company of its remaining real estate in June 2008 will result in the Company retiring its $3,000,000 of convertible debt.

Shareholder's Equity was $4,905,224 as at March 31, 2008 versus $5,009,421 as at December 31, 2007. The decrease in shareholders' equity is due to the net loss of $104,197.

The Company has the following stock options to its officers, directors, employees and certain consultants outstanding as at March 31, 2008:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	125,000	$3.25	August 24, 2008
August 21, 2007	320,000	$2.00	August 21, 2009
	855,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Cash provided by operating activities from continuing operations was $1,407,198 for the three months ended March 31, 2008 compared to cash provided by operating activities from continuing operations of $251,447 in 2007. The cash of $1,407,198 provided by operating activities during the first quarter of 2008 is primarily due to an increase of $1,278,215 in accounts payable and accrued liabilities.

The Company has $4,334,000 of loss carry forwards which it can use to apply against taxable income in subsequent years. Accordingly, the Company does not anticipate paying any taxes in the foreseeable future.

FINANCIAL INSTRUMENTS

With the pending sale of the Company's real estate in June 2008, the Company will be retiring all of its mortgages and convertible debt and therefore no longer be exposed to the risk of interest rate changes as the Company will have eliminated all of its interest bearing debt. Therefore, the Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

SUBSEQUENT EVENTS

On April 7, 2008, the Company entered into agreements with the convertible debenture holders to extend the maturity date of the convertible debentures to June 30, 2008. All other existing terms and conditions of the convertible debentures remained unchanged.

On April 30, 2008, the Company granted 275,000 stock options to certain of its directors, Executive Officers, employees and consultants in accordance with the Company's Stock Option Plan. The options have an exercise price of $2.00 per share exercisable for a period of two years.

On May 12, 2008, 410,000 stock options expired.

On May 15, 2008, the Company granted 85,000 stock options to certain of its directors, Executive Officers, employees and consultants in accordance with the Company's Stock Option Plan. The options have an exercise price of $2.15 per share exercisable for a period of two years.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- The purchaser not completing the purchase of the Company's real estate properties in June 2008 under the March 2008 purchase and sale agreement
- Interest rate trends
- Circumstances that are beyond the control of the Company such as acts of terrorism or severe climate changes
- Competition from other loyalty credit cards
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the period ended March 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer, President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer, President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at March 31, 2008 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29/2008

Rod MacDonald

Signature
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Wise, Chief Executive Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29/2008

Signature
Chief Executive Officer

seamiles

Any Cruise Line...Any Time

SeaMiles Announces 2008 First Quarter Results

Revenue Increases 13% Driven by Increased Cruise Loyalty Revenue

TORONTO, ONTARIO May 29, 2008--(Marketwire) - SeaMiles Limited (the "Company") (TSX VENTURE:SEE), North America's premier cruise loyalty provider, today announced first quarter results for the period ended March 31, 2008. For the 2008 first quarter, the Company reported total revenue of $2,574,243, an increase of 13% compared to $2,284,665 during the same quarter in 2007 as a result of growth in the cruise loyalty program. The 2008 first quarter net loss was $(104,197) or $(0.01) per share compared to net income of $6,531 or $0.00 per share in the 2007 first quarter primarily due to increased advertising and promotion to market to cruise industry customers, lower interest income and a weaker U.S. dollar.

"The 2008 first quarter results reflect continued success in increasing membership in our cruise loyalty programs," said Peter Rooney, President. "With interest in the cruise industry at record levels, we have increased our investment in sales and marketing programs designed to help SeaMiles continue its strong growth as customers increasingly recognize the benefits of the SeaMiles program. We also look forward to completing the sale of our remaining real estate assets, which will improve the Company's balance sheet and allow management to focus 100% of its efforts on further building its brand among cruise industry enthusiasts."

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets. The properties to be sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses (the "Properties").The sale of the Properties is expected to close on June 16, 2008. The aggregate purchase price will be approximately $3,716,000 and will be satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of approximately $615,000 in existing mortgages and a cash payment by the purchaser to the Company of approximately $1,601,000, which will be used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com
Website: www.seamiles.com

seamiles

Any Cruise Line...Any Time

SeaMiles to Apply For Listing on International OTCQX

Listing Expected to Increase Company's Awareness Among U.S. Investment Community.

TORONTO, ONTARIO--(Marketwire - June 11, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE:SEE), North America's premier cruise loyalty provider, today announced that it is preparing to make an application to list its common stock on the International OTCQX to increase the Company's exposure to U.S. investors.

The International OTCQX provides non-USA publicly listed companies with a gateway to the U.S. securities markets including a vehicle to trade shares in the U.S. with accompanying ongoing disclosure to U.S investors. Such non-USA companies must have substantial operating businesses and provide credible disclosure to be eligible for inclusion on the International PrimeQX tier. Successful listing distinguishes reputable international issuers from the approximately 8,000 over the counter (OTC) securities traded in the U.S.

"We believe the time is right to increase our exposure to Wall Street and the U.S. investment community," said Peter Rooney, President of SeaMiles. "In the short period of time since the Company's inception, we have become recognized as the premier cruise loyalty provider, and believe now is the time to expand interest in the Company in the United States, whose residents are one of the largest customers of the cruise industry."

Companies with shares listed on the International OTCQX include: Adidas AG, Air France, BASF SE, Roche Holding Ltd, Starpharma Holdings Ltd and Wal-Mart De Mexico.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com
Website: www.seamiles.com

seamiles

Any Cruise Line...Any Time

SeaMiles Complete Sale of Remaining Real Estate Assets for $3.7 Million

Sale Eliminates $3.6 Million in Debt and $400,000 in Annual Expenses

TORONTO, ONTARIO--(Marketwire - June 16, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE: SEE), North America's premier cruise loyalty provider, today announced that it has completed the sale of its remaining non-core real estate assets for $3.7 million. The Company had previously entered into a definitive agreement to sell the assets in March. The transaction eliminates the Company's remaining real estate and convertible debt aggregating $3.6 million and will result in savings to the Company in excess of $400,000 per year. SeaMiles expects to begin to recognize a portion of the savings in the second quarter results for the period ended June 30, 2008.

"The sale of non-core real estate assets will not only allow the Company to focus exclusively on the many cruise related loyalty opportunities, but further enhance our marketing activities by utilizing the above costs savings. The Company has enjoyed great success with its co-branded partnership with Carnival Cruise Lines and MasterCard. Additional plans include the expansion of marketing initiatives in support of the SeaMiles® VISA® Rewards Card." said Peter Rooney, President of SeaMiles.

The properties sold were the Greene Slate Inn, the Ports development project and three residential houses. As a result of the sale, the Company redeemed $1.5 million in convertible debentures previously issued by the Company. In addition, the purchaser assumed approximately $0.6 million in existing mortgages and the purchaser made a cash payment to the Company of approximately $1.6 million, which will primarily be used to retire the remaining $1.5 million of convertible debentures outstanding following the sale.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com
Website: www.seamiles.com

SEAMILES LIMITED

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

SEAMILES LIMITED, 555 Wilson Avenue, Toronto, Ontario M3H 5Y6

Item 2. Date of Material Change

June 16, 2008

Item 3. News Release

The Press Release was sent on June 16, 2008, via MarketWire—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Peter Rooney, President 416-398-1555 Ext. 442

Item 9. Date of Report

June 17, 2008

seamiles

Any Cruise Line...Any Time®

SeaMiles Complete Sale of Remaining Real Estate Assets for $3.7 Million

Sale Eliminates $3.6 Million in Debt and $400,000 in Annual Expenses

TORONTO, ONTARIO--(Marketwire – June 16, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE: SEE), North America's premier cruise loyalty provider, today announced that it has completed the sale of its remaining non-core real estate assets for $3.7 million. The Company had previously entered into a definitive agreement to sell the assets in March. The transaction eliminates the Company's remaining real estate and convertible debt aggregating $3.6 million and will result in savings to the Company in excess of $400,000 per year. SeaMiles expects to begin to recognize a portion of the savings in the second quarter results for the period ended June 30, 2008.

"The sale of non-core real estate assets will not only allow the Company to focus exclusively on the many cruise related loyalty opportunities, but further enhance our marketing activities by utilizing the above costs savings. The Company has enjoyed great success with its co-branded partnership with Carnival Cruise Lines and MasterCard. Additional plans include the expansion of marketing initiatives in support of the SeaMiles® VISA® Rewards Card." said Peter Rooney, President of SeaMiles.

The properties sold were the Greene Slate Inn, the Ports development project and three residential houses. As a result of the sale, the Company redeemed $1.5 million in convertible debentures previously issued by the Company. In addition, the purchaser assumed approximately $0.6 million in existing mortgages and the purchaser made a cash payment to the Company of approximately $1.6 million, which will primarily be used to retire the remaining $1.5 million of convertible debentures outstanding following the sale.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com
Website: www.seamiles.com

seamiles

Any Cruise Line...Any Time

SeaMiles to Eliminate $624,000 of Debt

TORONTO, ONTARIO--(Marketwire - June 25, 2008) - SeaMiles Limited (the "Company") (TSX VENTURE: SEE), North America's premier cruise loyalty provider, today announced that it has reached agreements with certain debtors to eliminate approximately $624,000 of pre-acquisition debt of SeaMiles, LLC. Under the agreements, approximately $380,000 of debt will be exchanged for 190,000 shares of the Company at a price of $2.00 per share, with the remaining debt of approximately $244,000 being forgiven.

"The shares for debt transactions will eliminate significant debt from the Company's books which will strengthen the Company's balance sheet." said Peter Rooney, President of SeaMiles.

The closing of these transactions is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com
Website: www.seamiles.com

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer:	**SeaMiles Limited (the "Issuer")**
Report for the end of:	**June 2008**

(a) *Name and address of the eligible institutional investor:*

Praetorian Capital Management LLC ("**Praetorian**")
119 Washington Ave., Suite 600
Miami Beach, FL 33139
USA

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Praetorian elects to begin filing reports for the Issuer under Part 4

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Praetorian, on account of funds and accounts managed and/or affiliated with it, holds 1,940,300 common shares ("**Shares**") of the Issuer. The Shares represent approximately 16.78% of the issued and outstanding Shares of the Issuer.

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

See section (c) above.

(e) Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Praetorian acquired the Shares for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Praetorian may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Praetorian does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) Names of any joint actors required in connection with this report:

Not applicable.

(h) Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

(i) Eligibility to file reports under Part 4 in respect of the reporting issuer:

Praetorian is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of July 2008.

PRAETORIAN CAPITAL MANAGEMENT LLC

By: (signed) "Harris B. Kupperman"

Name: Harris B. Kupperman

Title: President

seamiles

Any Cruise Line...Any Time®

SeaMiles Launches Partnership with the Merchants of Ketchikan, Alaska's First City

Toronto, Ontario - (Marketwire - July 16, 2008) – SeaMiles Limited (the "Company") (TSX Venture: SEE), North America's premier cruise loyalty provider, today announced that SeaMiles, LLC, its Florida subsidiary, in what is to be the first of many exclusive partnerships, has joined forces with the merchants of Ketchikan to offer cruisers a chance to Earn Faster and Redeem Easier than ever before on *Any Cruise Line...Any Time*, by offering the SeaMiles® Visa® Rewards Card as the preferred card of the merchants of Ketchikan.

The partnership between SeaMiles and the Ketchikan merchants is an ideal pairing with over 900,000 cruise enthusiasts visiting Ketchikan, Alaska annually. These cruisers will be given the unique opportunity of applying for the SeaMiles Visa Rewards Card and being entered to win a Caribbean Cruise for two. Once they start spending on the card, they immediately begin earning SeaMiles towards their next cruise vacation in Alaska or anywhere else in the world. There are No Restrictions, No Blackouts and No Fees - so the choice is theirs.

"SeaMiles is thrilled to have partnered with the merchants of Ketchikan, as a premiere cruise destination. We are working together to continue to provide the most memorable cruise experience available to our members," says Peter Rooney, President, SeaMiles.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "*Any Cruise Line...Any Time*". Additional information can be found at www.seamiles.com.

Contact for further information:

Peter Rooney
President, SeaMiles
(416) 398-1555 Ext. 442
peter.rooney@seamiles.com

Steven Wise
Chairman & CEO, SeaMiles
(416) 631-3400
steven@seamiles.com

seamiles
Any Cruise Line...Any Time

SeaMiles Announces 2008 Second Quarter Results

Revenue Increases 26%; Company Earns $0.04 Per Share; Balance Sheet Improved

TORONTO, ONTARIO - August 7, 2008 -- SeaMiles Limited (the "Company") (TSX VENTURE: SEE), North America's premier cruise loyalty provider, announced today financial results for its second quarter ended June 30, 2008. The Company's revenue in U.S. dollars, its principal source, was $2,694,574 U.S., a 26% increase from $2,142,363 U.S. last year. The increase in revenue is primarily a result of the implementation of management's strategic and operational initiatives to grow its cruise loyalty program. The Company reported revenue of $2,721,520 Canadian, an increase of 16% compared to $2,352,528 Canadian for the same period in 2007. The reported revenue in Canadian dollars in 2008 was impacted by a weakening U.S. dollar. The Company reported net income for the 2008 second quarter of $409,217 or $0.04 per share in 2008 versus a net loss of $(2,405,866) or $(0.21) in 2007.

For the quarter ended June 30, 2008, the Company reported income from continuing operations of $102,495 or $0.01 per share, compared to income of $70,783 or $0.01 last year. The 2008 second quarter results include non-cash, stock-based compensation expense of $284,606 related to the issuance of stock options to directors, officers, employees and consultants. SeaMiles also recognized income of $246,114 related to the forgiveness of debt.

The Company's results include income from discontinued operations of $306,722 related to the disposal of property held for sale versus a loss of $(2,476,649) in 2007. The 2007 loss was primarily due to the Company recording a write down in the value of its property held for sale of $2,440,407.

For the six months ended June 30, 2008, the Company's revenue in U.S. dollars was $5,257,030 U.S. as compared to $4,099,920 U.S. last year, a 28% increase. The Company's reported revenue in 2008 was $5,295,763 Canadian, an increase of 14% compared to $4,637,193 Canadian last year. SeaMiles had net income of $305,020 or $0.03 per share compared to a net loss of $(2,399,335) or $(0.21) per share the previous year.

"The positive results recorded for the second quarter are the direct result of the focus we are placing on our cruise loyalty programs now that we have divested ourselves of all non-cruise related businesses. There is continued growth in the cruise industry despite the economy, but consumers now more

than ever are looking for true value when making purchases. With SeaMiles offering cruisers the most rewards and flexibility of any cruise loyalty program in the market place, consumers are seeing the true value in what we have to offer", said Peter Rooney, President.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com

SeaMiles Limited

Consolidated Financial Statements
June 30, 2008
(Unaudited)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2008

SeaMiles Limited
Consolidated Financial Statements
June 30, 2008
(Unaudited)

Contents

SeaMiles Limited
Consolidated Balance Sheets
Unaudited
(in Canadian Dollars)

	June 30 2008	December 31 2007
Assets		
Current		
Cash	**$339,730**	$415,507
Accounts receivable	**1,092,217**	1,605,348
Deposits and prepaid expenses	**1,235,204**	1,216,037
Escrow bank account (Note 4)	**21,186,650**	17,132,178
Current assets of discontinued operations (Note 3)	**-**	206,435
	23,853,801	20,575,505
Other receivable	**447,979**	250,586
Equipment (Note 5)	**215,031**	219,887
Trademarks	**6,931,497**	6,906,801
Long-term assets of discontinued operations (Note 3)	**-**	3,220,000
	$31,448,308	$31,172,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$1,746,222**	$1,554,398
Current portion of deferred revenue (Note 6)	**1,277,786**	1,242,158
Current portion of other long-term debt (Note 7)	**135,321**	132,835
Forward foreign exchange contracts	**-**	11,944
Deposits	**21,184,615**	17,130,895
Current liabilities of discontinued operations (Note 3)	**-**	147,374
Convertible debentures (Notes 8 and 17)	**-**	3,000,000
	24,343,944	23,219,604
Deferred revenue (Note 6)	**625,154**	1,229,938
Other long-term debt (Note 7)	**500,163**	1,109,273
Long-term liabilities of discontinued operations (Note 3)	**-**	604,543
	25,469,261	26,163,358
Shareholders' equity		
Share capital (Note 9)	**17,527,078**	17,147,078
Contributed surplus	**1,298,153**	1,013,547
Deficit	**(12,846,184)**	(13,151,204)
	5,979,047	5,009,421
	$31,448,308	$31,172,779

On behalf of the Board

(signed) *"Steven Wise"* ______________________ Chairman

(signed) *"Peter Rooney"* ______________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Deficit
Unaudited
(in Canadian Dollars)

For the six months ended June 30	2008	2007
Deficit, beginning of period	**($13,151,204)**	($10,620,812)
Net income (loss) and comprehensive income (loss) for the period	**305,020**	(2,399,335)
Deficit, end of period	**($12,846,184)**	($13,020,147)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Operations and Comprehensive Income
Unaudited
(in Canadian Dollars)

	Three Months Ended		Six Months Ended	
	June 30, 2008	June 30, 2007	**June 30, 2008**	June 30, 2007
Revenue				
Loyalty program revenue	**$2,638,278**	$2,195,691	**$5,116,151**	$4,330,599
Interest	**83,242**	156,837	**179,612**	306,594
	2,721,520	2,352,528	**5,295,763**	4,637,193
Cost of goods sold				
Loyalty program	**1,756,647**	1,465,630	**3,531,515**	2,893,252
Gross profit	**964,873**	886,898	**1,764,248**	1,743,941
Expenses				
Advertising and promotion	**62,478**	52,848	**116,517**	99,447
Amortization of equipment	**12,365**	9,579	**23,631**	17,780
Amortization of deferred costs	**-**	102	**-**	102
Bank charges and interest	**1,518**	3,759	**2,638**	4,898
Foreign exchange loss (gain)	**(24,926)**	6,852	**54,102**	25,275
Interest on long-term debt	**69,402**	83,311	**151,561**	167,310
Management fees	**-**	25,000	**-**	62,500
Occupancy costs	**41,510**	46,293	**82,574**	94,033
Professional fees	**62,568**	119,584	**88,379**	210,643
Selling, general and administrative	**883,577**	468,787	**1,443,759**	950,574
	1,108,492	816,115	**1,963,161**	1,632,562
Income (loss) from operations	**(143,619)**	70,783	**(198,913)**	111,379
Other Income				
Debt forgiveness income	**246,114**	-	**246,114**	-
Income from continuing operations	**102,495**	70,783	**47,201**	111,379
Income (loss) from discontinued operations (Note 3)	**306,722**	(2,476,649)	**257,819**	(2,510,714)
Net income (loss) and comprehensive income (loss) for the period	**$409,217**	($2,405,866)	**$305,020**	($2,399,335)
Earnings (loss) per share from continuing operations - basic and diluted (Note 10)	**$0.01**	$0.01	**$0.00**	$0.01
Earnings (loss) per share from discontinued operations - basic and diluted (Note 10)	**$0.03**	($0.22)	**$0.02**	($0.22)
Earnings (loss) per share - basic and diluted (Note 10)	**$0.04**	($0.21)	**$0.03**	($0.21)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
Consolidated Statements of Cash Flows
Unaudited
(in Canadian Dollars)

	Three Months Ended		Six Months Ended	
	June 30, 2008	June 30, 2007	**June 30, 2008**	June 30, 2007
Cash provided by (used in)				
Operating activities				
Income (loss) from continuing operations	**$102,495**	$70,783	**$47,201**	$111,379
Items not affecting cash				
Amortization of equipment	**12,365**	9,579	**23,631**	17,780
Amortization of deferred costs	**-**	102	**-**	102
Stock-based compensation	**284,606**	-	**284,606**	-
Debt forgiveness income	**(246,114)**	-	**(246,114)**	-
Changes in non-cash operating assets and liabilities				
Accounts receivable	**(13,631)**	314,421	**513,131**	(101,568)
Deposits and prepaid expenses	**20,065**	32,566	**(19,167)**	(9,951)
Other receivable	**(130,124)**	-	**(197,393)**	-
Accounts payable and accrued liabilities	**(1,086,391)**	165,659	**191,824**	773,676
Notes payable	**-**	522,043	**-**	522,043
Forward foreign exchange contracts	**-**	-	**(11,944)**	-
Deferred revenue	**(334,735)**	-	**(569,156)**	-
Escrow bank account	**(1,761,324)**	(727,282)	**(4,054,472)**	(2,504,178)
Deposits	**1,761,457**	686,345	**4,053,720**	2,516,380
	(1,391,331)	1,074,216	**15,867**	1,325,663
Investing activities				
Purchase of equipment	**(9,234)**	(43,754)	**(18,775)**	(83,572)
Purchase of trademarks	**(883)**	(7,898)	**(24,696)**	(21,496)
	(10,117)	(51,652)	**(43,471)**	(105,068)
Financing activities				
Repayment of convertible debt	**(3,000,000)**	-	**(3,000,000)**	-
Proceeds from issue of share capital	**380,000**	55,000	**380,000**	55,000
Repayment of other long-term debt	**(374,967)**	(157,254)	**(360,510)**	(215,669)
	(2,994,967)	(102,254)	**(2,980,510)**	(160,669)
Increase in cash from continuing operations	**(4,396,415)**	920,310	**(3,008,114)**	1,059,926
Decrease in cash from discontinued operations (Note 3)	**3,060,573**	(74,312)	**2,932,337**	(188,541)
Cash, beginning of period	**1,675,572**	301,969	**415,507**	276,582
Cash, end of period	**$339,730**	$1,147,967	**$339,730**	$1,147,967
Supplementary cash flow information				
Interest received	**$92,264**	$149,462	**$246,509**	$276,582
Interest paid	**$69,654**	$100,002	**$152,065**	$216,348

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

SeaMiles Limited (the "Company") is engaged in the cruise based loyalty program in both the United States of America and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and for airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The significant accounting policies are as follows:

1. Summary of Significant Accounting Policies

a) Adoption of New Accounting Policies

i) Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. This information is provided in Note 13, Capital Disclosures.

ii) Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section implied that the Company now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 14, Financial Instruments.

b) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

1. Summary of Significant Accounting Policies (continued)

c) Revenue Recognition

SeaMiles meets the tests identified below and accordingly revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

The basis for gross revenue reporting as a principal is based on an evaluation of the following indicators:

- The enterprise is the primary obligor in the arrangement
- The enterprise has latitude in establishing price
- The enterprise changes the product or performs part of the service
- The enterprise has discretion in supplier selection
- The enterprise is involved in the determination of product or service specifications

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the attached consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner.

The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized as it is earned under the terms of each contract.

d) Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

1. Summary of Significant Accounting Policies (continued)

e) Foreign Currency Exchange Contracts

The Company periodically purchases forward contracts when it enters into a transaction to buy or sell foreign currency in the future. These contracts are short term in nature, are in the regular course of business and are used to manage foreign exchange exposures.

Foreign exchange contracts are not hedges. They are recorded using the mark-to-market method of accounting whereby foreign exchange contracts are recorded on the Company's balance sheet as either an asset or liability with changes in fair value recorded to net earnings. Foreign exchange translation gains and losses on these instruments are recognized as an adjustment of revenues when the sale is recorded.

f) Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically.

g) Deferred Costs

Financing costs incurred in connection with current and long-term debt have been deferred and are recorded as a reduction to the principal amount of the associated current and long-term debt. The costs are amortized over the term of the related debt using the effective interest rate method.

h) Property Held for Sale

Property held for sale includes real estate properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for sale for any ancillary revenues earned.

i) Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	straight-line over the term of the lease
Website development:	30% diminishing balance basis

j) Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive income in an amount equal to the excess.

1. Summary of Significant Accounting Policies (continued)

k) Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

l) Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive income over the vesting period of the options with an offset to contributed surplus. When options are exercised, the corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include the Company's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

m) Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

The Company has made the following classifications:

- Cash, escrow bank account and deposits are classified as "assets held for trading" and are measured at fair value. Gains and losses resulting from the periodic revaluations are recorded in net income.
- Accounts receivable are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
- Accounts payable and accrued liabilities and current and long-term debts are classified as "other financial liabilities" and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

n) Fair Value of Financial Instruments

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

1. Summary of Significant Accounting Policies (continued)

o) Derivative Financial Instruments

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in fair value are recorded in income at each reporting period. The Company does not enter into derivative financial agreements for trading or speculative purposes.

p) Compound Financial Instruments

The convertible debentures contain both a liability component and an equity component, represented by the conversion feature and are presented in the financial statements in its component parts, measured using the residual method at the time of issue. The initial value of the debt component was calculated as the present value of the required interest and principal payments, discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures was determined to be insignificant and therefore there was no classification to equity.

q) Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

r) Earnings (loss) per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) and comprehensive income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is calculated using the treasury stock method, which assumes that all outstanding stock option grants and warrants are exercised and that all outstanding convertible debt are converted, if dilutive, and the assumed proceeds are used to purchase the Company's common shares at the average market price during the period. Diluted income (loss) per share is not presented if the effect would be anti-dilutive.

s) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

t) Other Receivable

Other receivable represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. Other receivable is comprised of the estimated long-term receivable portion of breakage.

1. Summary of Significant Accounting Policies (continued)

u) New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

(in Canadian Dollars)

2. Restatement of Previously Issued Financial Statements

During the fourth quarter ended December 31, 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $453,915 and $453,915 respectively for the three months ended June 30, 2007 and $975,134 and $975,134 respectively for the six months ended June 30, 2007. Net loss was not impacted by this change.

3. Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining assets. The properties sold, all of which are located in the Muskoka region of Ontario, consist of the Greene Slate Inn, the Ports development project and three residential houses. Accordingly, the Company has reflected its real estate division as a discontinued operation. The sale closed on June 16, 2008.The aggregate cash purchase price was $3,715,854 and was satisfied by the cancellation of $1,500,000 in convertible debentures previously issued by the Company, the assumption by the purchaser of existing mortgages of $607,549 and a cash payment by the purchaser to the Company of $1,608,305, which was primarily used to retire the remaining $1,500,000 of convertible debentures outstanding following the sale. These consolidated financial statements have adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the three and six months ended June 30, 2008 and 2007 and the Company's assets and liabilities related to discontinued operations as at June 30, 2008 and December 31, 2007 are shown in the following tables, with the 2007 figures restated:

Consolidated Statements of Operations and Comprehensive Income

	Three months ended June 30		Six months ended June 30	
	2008	2007	**2008**	2007
Revenue				
Rental income	**$ -**	$ -	**$ -**	$ -
Expenses				
Amortization of deferred costs	**-**	7,500	**-**	15,000
Bank charges and interest	**88**	22,812	**184**	45,710
Professional fees	**7,160**	-	**36,614**	-
Selling, general and administrative	**642**	5,930	**1,284**	9,597
	7,890	36,242	**38,082**	70,307
Loss from discontinued operations before undernoted	**(7,890)**	(36,242)	**(38,082)**	(70,307)
Write down of property held for sale	**(11,945)**	(2,440,407)	**(30,656)**	(2,440,407)
Gain from disposal of property held for sale	**326,557**	-	**326,557**	-
Net income (loss) from discontinued operations	**$306,722**	($2,476,649)	**$257,819**	($2,510,714)

SeaMiles Limited
Notes to Consolidated Financial Statements
Unaudited
(in Canadian Dollars)

3. Discontinued Operations (continued)

The gain from disposal of property held for sale was calculated as follows:

Cash proceeds	$ 3,715,854
Assumption of accounts payable	47,002
Gross proceeds	3,762,856
Selling expenses	(23,809)
	3,739,047
Net book value of properties sold	3,220,000
Deposits paid by the purchaser	95,854
Deposits assumed by the purchaser	96,636
	3,412,490
Gain from disposal of property held for sale	$ 326,557

Consolidated Balance Sheets	June 30 2008	December 31 2007
Assets		
Current Assets		
Accounts receivable	$ -	$1,702
Deposits and prepaid expenses	-	204,733
	-	206,435
Property held for sale	-	3,220,000
	$ -	$3,426,435
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ -	$137,074
Current portion of mortgages payable, net of deferred costs	-	10,300
	-	147,374
Mortgages payable	-	604,543
	$ -	$751,917

Cash provided by (used in) discontinued operations	Three months ended June 30 2008	Three months ended June 30 2007	Six months ended June 30 2008	Six months ended June 30 2007
Cash provided by (used in) operating activities	$184,676	($23,607)	$78,281	($28,987)
Cash provided by (used in) investing activities	3,487,610	(177,982)	3,468,899	(277,969)
Cash provided by (used in) financing activities	(611,713)	127,277	(614,843)	118,415
Net cash flows provided by (used in) discontinued operations	$3,060,573	($74,312)	$2,932,337	($188,541)

(in Canadian Dollars)

4. Escrow Bank Account

The escrow bank account consists of funds primarily invested in a U.S. money market fund comprising a portfolio of U.S. treasury securities maturing in 180 days or less.

5. Equipment

	Cost	Accumulated Amortization	June 30 2008 Net Carrying Value
Computer equipment	**$94,672**	**$37,922**	**$56,750**
Furniture and fixtures	**24,877**	**7,295**	**17,582**
Leasehold improvements	**76,451**	**14,306**	**62,145**
Website development	**149,938**	**71,384**	**78,554**
	$345,938	**$130,907**	**$215,031**

	Cost	Accumulated Amortization	December 31 2007 Net Carrying Value
Computer equipment	$76,841	$32,834	$44,007
Furniture and fixtures	24,877	5,545	19,332
Leasehold improvements	75,507	10,594	64,913
Website development	149,938	58,303	91,635
	$327,163	$107,276	$219,887

6. Deferred Revenue

In the fourth quarter of 2007, SeaMiles, LLC and Barclays Bank ("Barclays") agreed to a one-time payment by Barclays to SeaMiles, LLC of $2,500,000 U.S. This payment will be recognized as revenue over 24 months and is subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. SeaMiles, LLC also has a further $95,343 U.S. in deferred revenue from another contract which it received in 2007. Revenue will be recognized as it is earned under the terms of the contract.

The Canadian dollar equivalent of total deferred revenue is $1,902,940 as of June 30, 2008 (December 31, 2007 - $2,472,096). Revenue is recognized under the terms of the contracts as follows:

	June 30 2008	December 31 2007
Current portion	**$1,277,786**	$1,242,158
Long-term portion	**625,154**	1,229,938
	$1,902,940	$2,472,096

(in Canadian Dollars)

7. Other Long-term Debt

	June 30 2008	December 31 2007
Other long-term debt, non-interest bearing, due February 2010, monthly principal payments of $3,000 U.S., unsecured	**$57,043**	$70,721
Other long-term debt, non-interest bearing, no fixed repayment date, unsecured	-	339,329
Note payable, 10% per annum, unsecured	-	227,999
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments, unsecured	**578,441**	604,059
	635,484	1,242,108
Less: Current portion	**135,321**	132,835
	$500,163	$1,109,273

The long-term debt due February 2010 was discounted at an interest rate of 8% per annum.

During the second quarter of 2008, the Company reached agreements with certain creditors to eliminate $626,114 of pre-acquisition debt of SeaMiles, LLC. Under the agreements, $380,000 worth of debt will be exchanged for 190,000 shares of the Company at a price of $2.00 per share (Note 9). The remaining debt of $246,114 was forgiven and has been recognized as debt forgiveness income in the consolidated statements of operations and comprehensive income.

8. Convertible Debentures

	June 30 2008	December 31 2007
10% Convertible debentures	**$ -**	$3,000,000

The convertible debentures were retired in June 2008 (Note 3).

(in Canadian Dollars)

9. Share Capital

Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares
Balance as at December 31, 2006	11,271,399	612,498	$16,585,047
Expired common share purchase warrants	-	(612,498)	-
Issued through the exercise of stock options	165,000	-	306,438
Issued through private placement	130,000	-	255,593
Balance at December 31, 2007	11,566,399	-	$17,147,078
Shares to be issued	190,000	-	380,000
Balance at June 30, 2008	**11,756,399**	-	**$17,527,078**

During the second quarter of 2008, the Company reached agreements with certain creditors to eliminate $626,114 of pre-acquisition debt of SeaMiles, LLC. Under the agreements, $380,000 of debt will be exchanged for 190,000 shares of the Company at a price of $2.00, with the remaining debt of $246,114 being forgiven. The closing of these transactions is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange.

Stock Options

The Company's Stock Option Plan provides for the issuance of up to a maximum of 10% of its issued and outstanding common shares at an exercise price fixed by the Company's Board of Directors at the time of grant. The option period for the Stock Option Plan is a maximum of five years. Options granted may be vested over certain time periods within the option period, which will limit the number of options exercisable during each option year. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option. As at June 30, 2008, options to purchase 760,000 common shares have been granted and options to purchase 396,639 common shares remain available to be granted under the Stock Option Plan.

The following table summarizes the changes in stock options outstanding during the six months ended June 30, 2008:

	2008
Balance, beginning of period	**905,000**
Cancelled	**(505,000)**
Granted	**360,000**
Balance as at June 30, 2008	**760,000**
Exercisable at June 30, 2008	**760,000**

(in Canadian Dollars)

9. Share Capital (continued)

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable as at June 30, 2008:

Range of exercise prices	$2.00 - $3.25
Options outstanding	760,000
Weighted average remaining contractual life	490 days
Options exercisable	760,000
Weighted average exercise price	$2.18

The following table summarizes the stock options outstanding as at June 30, 2008:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
August 24, 2006	100,000	$3.25	August 24, 2008
August 21, 2007	300,000	$2.00	August 21, 2009
April 30, 2008	275,000	$2.00	April 30, 2010
May 15, 2008	85,000	$2.15	May 15, 2010
	760,000		

10. Earnings (loss) per Share

Earnings per share is calculated using the weighted average number of common shares outstanding during the three and six months ended June 30, 2008, which is 11,566,399 (2007 – 11,291,179) and 11,566,399 (2007 – 11,281,344) shares, respectively. Diluted loss per share has not been presented since the potential conversions of convertible debentures are anti-dilutive.

11. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

12. Segmented Information

As the Company has divested its real estate assets, the Company will only be operating in the loyalty program segment going forward. Accordingly, only segmented balance sheet information is provided. The table below summarizes the segmented balance sheet information as at June 30, 2008 and December 31, 2007.

The designation of segments is based on the nature of the products and services provided and the information used by the Chief Operating Decision Maker. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies.

	Loyalty Program		**Discontinued Operations**		**Consolidated**	
	June 30 2008	December 31 2007	**June 30 2008**	December 31 2007	**June 30 2008**	December 31 2007
Identifiable assets	**$31,372,131**	$27,652,797	**$ -**	$3,426,435	**$31,372,131**	$31,079,232
Corporate assets					**76,177**	93,547
Total assets					**$31,448,308**	$31,172,779

(in Canadian Dollars)

13. Capital Disclosures

The Company definites its capital as follows:

i) Other long-term debt
ii) Convertible debentures
iii) Shareholders' equity
iv) Cash and cash equivalents

The amounts included in the Company's capital are as follows:

	June 30 2008	December 31 2007
Other long-term debt	**$635,484**	$1,242,108
Convertible debentures	**-**	3,000,000
Shareholders' equity	**5,979,047**	5,009,421
Cash and cash equivalents	**339,730**	415,507
Escrow bank account	**21,186,650**	17,132,178

The Company's objectives when managing capital are to maintain a flexible capital structure to allow the Company the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets and ensure sufficient liquidity to implement its strategic initiatives, meet anticipated working capital requirements and other capital expenditures. The Company's financing decisions are made on a specific transaction basis and depend on such things as the Company's needs, and market and economic conditions at the time of the transaction.

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically. The Company assumes minimal credit and inventory risk with each transaction processed.

There were no changes in the Company's approach to capital management during the period.

14. Financial Instruments

i) Fair Value

The fair values of short term financial assets and liabilities, including cash and cash equivalents, accounts receivable, escrow bank account, accounts payable and accrued liabilities, deposits, current and long term debts, mortgages payable and convertible debentures, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The carrying value and estimated fair value of the Company's financial instruments is their fair value which is the amount that has been recorded in the financial statements.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

14. Financial Instruments (continued)

i) Fair Value (continued)

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade terms of these instruments. The fair value of other financial instruments disclosed in the financial statements are based on the Company's best estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discounted rates which reflect varying degrees of risk.

ii) Credit Risk

The Company's maximum exposure to credit risk on its financial assets is limited to their respective carrying amounts. Funds from the escrow bank account are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. The amount to be held in the escrow bank account, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, and are reviewed periodically. Excess cash, included in cash and cash equivalents, are invested in bank term deposits, as per the Company's practice of protecting its capital rather than maximizing investment yield.

Historically, the Company has not experienced bad debts on its accounts receivable balances.

iii) Interest Rate Risk

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short term nature of the investments. Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will not be affected by interest rate risk in the near future.

iv) Currency Risk

The Company's primary focus is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. This exposes the Company to the U.S. dollar as earnings and cash flows may be adversely affected by the fluctuations in the exchange rate of the U.S. dollar relative to the Canadian dollar. The Company currently does not use financial instruments to hedge these risks.

The Company holds balances in U.S. dollars that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in the Canadian dollar would result in a $113,203 variance in net liabilities of the Company as at June 30, 2008.

As of June 30, 2008	CDN $ Total	USD Total
FX Rates Used to Translate to USD		**$1.0197**
Financial assets		
Cash and cash equivalents	$319,734	$313,557
Accounts receivable	1,067,317	1,046,697
Deposits and prepaid expenses	1,197,574	1,174,438
Escrow bank account	21,083,645	20,676,321
Other receivable	447,979	439,324
Total	**$24,116,249**	**$23,650,337**
Financial liabilities		
Accounts payable and accrued liabilities	$1,649,490	$1,617,623
Deposits	21,082,664	20,675,359
Deferred revenue	1,902,940	1,866,176
Other long-term debt	635,484	623,207
Total	**$25,270,578**	**$24,782,365**

(in Canadian Dollars)

15. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2008	$94,000
2009	175,000
2010	159,000
2011	109,000
Thereafter	409,000

Lease commitments include related party transactions with companies owned by directors of the Company. These transactions are recorded at the exchange value as established and agreed to by the related parties.

b) Under an agreement between SeaMiles, LLC and Carnival Cruise Lines, SeaMiles, LLC has certain financial obligations which it must meet on an annual basis. Due to the confidentiality provisions of the agreement, the Company is unable to disclose the terms of the financial obligations. All obligations incurred under the agreement are recorded at the time they are incurred. SeaMiles, LLC has met its obligations to date under this agreement.

c) SeaMiles, LLC was previously a plaintiff and a defendant in various lawsuits, which arose in Miami-Dade County, Florida (United States), against former president/former member. All pending lawsuits were settled pursuant to an agreement dated September 26, 2005. As a compromise, SeaMiles, LLC agreed to pay its former president/former member $787,500 U.S. for alleged damages arising under various state and federal lawsuits and for all interest the former president/former member claimed to own in SeaMiles, LLC. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Subsequent to the settlement, SeaMiles, LLC filed a motion in the settled litigation to enforce a provision of the settlement agreement which allowed SeaMiles, LLC to terminate future payments owed under the settlement agreement if the former president/former member breached certain provisions of the settlement agreement. On December 14, 2006, the Court ruled in favor of SeaMiles, LLC, finding that the former president/former member breached the settlement agreement and the Court therefore terminated the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2008.

d) Subsequent to Court terminating the $787,500 U.S. liability, an individual claiming an indirect ownership interest in SeaMiles, LLC, through a company owned and controlled by SeaMiles, LLC's former president/former member, filed suit in Miami-Dade County against SeaMiles, LLC and its former president/former member. This individual seeks compensation for the reasonable value of his alleged indirect interest in SeaMiles, LLC. No amount has been ascribed to the claim as of yet. SeaMiles, LLC has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a bona fide purchaser for value of one hundred percent of the membership interests of SeaMiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in SeaMiles, LLC. However, the individual claims he did not knowingly sign the settlement agreement, and was instead tricked by the former president/former member into signing the signature page without seeing the entire settlement agreement. In fact, the trial court ruled that SeaMiles, LLC's former president/former member made misrepresentations in the September 26, 2005 settlement agreement and that the claimant did not knowingly sign the September 26, 2005 settlement agreement. However, whether the claimant's signature on the signature page of the September 26, 2005 settlement agreement defeats his pending claim is an open question which will be resolved in the pending appeal between SeaMiles, LLC and its former president/former member. If this holding is reversed on appeal, the claimant's claim is worthless. If the holding is affirmed on appeal, SeaMiles, LLC may not be able to argue that the claimant is bound by the September 26, 2005 settlement agreement; however, SeaMiles, LLC has other defenses to the claimant's claim.

16. Comparitive Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year.

SEAMILES LIMITED
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended June 30, 2008

Date: August 6, 2008

SeaMiles Limited (the "Company") owns and operates cruise based loyalty rewards programs. The Company's primary focus from a shareholder perspective is its cruise based loyalty program in the United States through its wholly owned subsidiary, SeaMiles, LLC. The Company divested its remaining real estate assets in the Muskoka region of Ontario in June 2008.

The following discussion and analysis is based on the Company's unaudited consolidated financial statements, including notes, for the three months ended June 30, 2008 and 2007. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

Cruise Based Loyalty Programs

The Company continues to make the credit card loyalty program its priority by embarking on strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, SeaMiles, LLC. SeaMiles, LLC maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival^{SM} SeaMiles® MasterCard® issued by Barclays Bank. The card offers a reward accumulation and

redemption program primarily focused in the cruise sector which continues to show steady growth.

SeaMiles, LLC has a long-term bank card marketing agreement with Chase Bank USA N.A, ("Chase"), the credit card division of JPMorgan Chase, which allowed for the expansion of the SeaMiles loyalty program. In early 2007, SeaMiles, LLC selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

SeaMiles, LLC's business partnerships with Chase and Visa enabled the Company to successfully launch the SeaMiles® Visa® Rewards Card program in the 2nd quarter of 2007. Chase is the issuer of the SeaMiles credit card which enables U.S. cruise enthusiasts to earn SeaMiles. A cardholder earns 3 SeaMiles for every dollar spent on a cruise and 1 SeaMile for everyday purchases. At the time of redemption, cardholders can redeem on *Any Cruise Line...Any Time®* through SeaMiles' unique redemption platform.

Furthermore, the Company continues to grow its SeaPoints® program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. According to the Cruise Line International Association ("CLIA"), more than 12.6 million passengers cruised in 2007 with approximately 10.3 million of the passengers originating from North America. For 2008, CLIA has forecasted 12.8 million passengers with more than 10.5 million of those passengers originating from North America. This is further supported by CLIA member travel agents, where in a recent survey, 90% expect to have as good or better annual sales over 2007.

Cruise lines are expanding their target market and luring new passengers by creating more theme and special interest cruise holidays. Existing cruise passengers are looking for new experiences, which has prompted cruise lines to create new deployments and itineraries. The industry continues to add additional capacity to meet increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

Real Estate Development Program

On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties sold, all of which are located in the Muskoka region of Ontario, consisted of the Greene Slate Inn, the Ports development project and three residential houses. The sale closed on June 16, 2008.

Since the Company has divested its real estate assets, the Company will only be operating in the loyalty program segment going forward and has reflected its real estate division as a discontinued operation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company owns and operates a cruise based loyalty program in both the United States and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from Solutions at Sea and airfare from the Company's wholly-owned subsidiary Seamiles, LLC in the United States and from Encore Cruises in Canada.

The consolidated financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Adoption of New Accounting Policies

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. This information is provided in Note 13, Capital Disclosures.

Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted two sections: Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section implied that the Company now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative

information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 14, Financial Instruments.

Revenue Recognition

Revenue from the SeaMiles loyalty program is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent", with the exception of redemption revenue.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard or VISA card to its members, from the sale of SeaMiles through MasterCard or VISA card purchases, breakage and interest on its escrow account. Gross proceeds received on the resale of SeaMiles net of the commissions earned and SeaMiles issued for promotional purposes, at a discount or no value, are included in deposits in the consolidated balance sheet until SeaMiles are redeemed by members or in accordance with the accounting policy for breakage. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by the Company based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17% with breakage recognized ratably over a period of 30 months, the estimated life of a SeaMile. The Company continuously reviews the redemption factors used to calculate breakage and, if there are any changes in the breakage factor, they are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used.

Redemption revenue earned from the sale of SeaMiles through MasterCard or VISA card purchases are netted against the cost of rewards representing the amount paid by the Company to Solutions at Sea or other redemption partners. The Company's role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. The Company assumes minimal credit and inventory risk with each transaction processed. Redemption revenue is recorded on a net basis in accordance with EIC-123.

Deferred revenue represents payments received for revenue not yet earned. Revenue is recognized under the terms of each contract.

Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at the historical exchange rates for the respective transactions. Revenues and expenses are translated at the rates prevailing at the respective transaction dates. Exchange gains or losses are included in expenses.

Escrow Bank Account

In conjunction with the issuance of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The funds are invested primarily in a portfolio of U.S. Treasury securities maturing in 180 days or less. Interest earned is paid to the Company and is included in interest revenue. The amount to be held in the reserve, as well as the types of securities it may be invested in, are consistent with the Company's obligations with its partners, which are reviewed periodically.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Trademarks are tested for impairment annually or more frequently if events or changes in circumstances indicate that the trademarks might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations and comprehensive income in an amount equal to the excess.

Impairment of Long-lived Assets

The Company reviews, on an annual basis, long-lived assets such as real estate property and equipment with finite useful lives for impairment to see if there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations and comprehensive income over the vesting period of the options with an offset to contributed surplus. When options are exercised, the

corresponding contributed surplus and the proceeds received by the Company are credited to share capital. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include the Company's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Financial Instruments

Financial Instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity on loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the effective interest rate method.

Unless otherwise noted, the Company is of the opinion that it is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Future income tax assets are recognized to the extent it is more likely than not they will be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA published Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and replaces Section 3062, Goodwill and Other Intangible Assets. This new standard will be effective for interim periods and annual financial statements starting October 1, 2008. The Company is presently evaluating the impact of this new standard.

Restatement of Previously Issued Financial Statements

During the fourth quarter of 2007, the Company reevaluated its position on EIC – 123, "Reporting Revenue Gross as a Principal versus Net as an Agent." Under this EIC, revenues for loyalty rewards redeemed are reported on a net basis whereas the revenue and cost sources were previously reported on a gross basis. The impact of this change was to decrease loyalty program revenue and loyalty program costs by $453,915 and $453,915 respectively for the three months ended June 30, 2007 and $975,134 and $975,134 respectively for the six months ended June 30, 2007. Net loss was not impacted by this change.

RESULTS OF OPERATIONS

For the quarter ended June 30, 2008, the Company reported income from continuing operations of $102,495 or $0.01 per share compared to income of $70,783 or $0.01 last year. The 2008 amount includes stock-based compensation expense of $284,606 and forgiveness of debt income of $246,114. The Company recognized forgiveness of debt income as agreements were reached between the Company and certain of its creditors to eliminate $626,114 of pre-acquisition debt, of which $246,114 was forgiven.

The Company's real estate development assets has been shown as a discontinued operation as a result of the Company divesting itself of its remaining real estate in June 2008 and the 2007 results have been restated accordingly. The Company reported income from discontinued operations of $306,722 or $0.03 per share for the second quarter of 2008 versus a loss of $2,476,649 or $0.22 per share in 2007. The income in 2008 is primarily attributable to a gain on disposal of the Company's property held for sale of $326,557. The loss in the previous year was primarily due to the Company recording a write down in the value of its property held for sale of $2,440,407.

The Company reported net income and comprehensive income for the quarter of $409,217 or $0.04 per share in 2008 versus a net loss and comprehensive loss of $2,405,866 or $0.21 in 2007.

For the six months ended June 30, 2008, the Company reported net income and comprehensive income of $305,020 or $0.03 per share compared to a net loss and comprehensive loss of $2,399,335 or $0.21 per share the previous year.

Revenue

For the quarter ended June 30, 2008, the Company's revenue in U.S. dollars, its principal source, was $2,694,574, a 26% increase from $2,142,363 U.S. last year. The increase in revenue is primarily a result of the implementation of management's strategic and operational initiatives to grow its cruise loyalty program. The Company reported revenue of $2,721,520 Canadian, an increase of 16% compared to $2,352,528 Canadian in 2007. The reported revenue in Canadian dollars in 2008 was impacted by a weakening U.S. dollar.

For the six months ended June 30, 2008, the Company's revenue in U.S. dollars was $5,257,030 U.S. as compared to $4,099,920 U.S. last year, a 28% increase. The Company's reported revenue in 2008 was $5,295,763 Canadian, an increase of 14% compared to $4,637,193 Canadian last year.

Cost of Goods Sold

Loyalty program direct costs for the quarter ended June 30, 2008 were $1,756,647 compared to $1,465,630 for 2007. The increase in direct costs by $291,017 or 20% is primarily attributed to the increased loyalty program revenue and increased onboard card selling activities, partially offset by the weakening U.S. dollar.

Expenses

Total expenses from continuing operations for the second quarter of 2008 were $1,108,492 compared to $816,115 for 2007. The increased expenditures by $292,377 or 36% were primarily due to stock based compensation expense of $284,606, increased costs made to growing the loyalty program business, partially offset by the weakening U.S. dollar.

For the six months ended June 30, 2008, total expenses from continuing operations was $1,963,161 versus $1,632,562 for the same period in 2007.

For the three months ended June 30, 2008, advertising and promotion expense was $62,478 compared to $52,848 in 2007. Advertising and promotion expense for the six

months ended June 30, 2008 was $116,517 compared to $99,447 in 2007. Expenses include various campaigns to promote the SeaMiles loyalty program to its target market within the cruise industry.

Amortization expense on the Company's equipment for the second quarter of 2008 was $12,365 versus $9,579 in 2007. For the six months ended June 30, 2008, amortization expense increased to $23,631 compared to $17,780 last year. The increase in amortization expense is a result of increased equipment purchases and website development costs made to support the growing needs of the Company.

During the three months ended June 30, 2008, bank charges and interest expense was $1,518 versus $3,759 for the same period in 2007. Bank charges and interest for the six months ended June 30, 2008 was $2,638 compared to $4,898 the previous year.

The Company had a foreign exchange gain of $24,926 for the second quarter of 2008 compared to a foreign exchange loss of $6,852 in 2007. Exchange gains or losses arise from the translation of the Company's operations in the United States. The exchange gain in 2008 is primarily due to the decrease in the U.S. dollar from $1.0265 at March 31, 2008 to $1.0197 at June 30, 2008 on the Company's net monetary U.S. liabilities. Total foreign exchange loss for the six months ended June 30, 2008 was $54,102 compared to a loss of $25,275 in 2007.

Interest on long-term debt for the three months ended June 30, 2008 was $69,402 compared to $83,311 in 2007. The interest is mainly attributed to the convertible debentures issued by the Company, which amounted to $62,917 and $75,000 in the second quarter of 2008 and 2007, respectively. For the six months ended June 30, 2008, interest on long-term debt was $151,561 versus $167,310 for 2007. The convertible debentures were retired during June 2008, following the sale of the Company's remaining real estate assets.

During the three and six months ended June 30, 2008, management fees were nil compared to $25,000 and $62,500 respectively, for the same periods last year. The decrease in fees is due to the addition of permanent resources to support head office activity which is now reflected in selling, general and administrative expenses.

Occupancy costs declined to $41,510 for the second quarter of 2008 versus $46,293 in 2007, due to the weakening U.S. dollar. For the six months ended June 30, 2008, occupancy costs were $82,574 compared to $94,033 for the same period in 2007. Occupancy costs consist of rent, maintenance fees and utilities.

Professional fees were $62,568 for the three months ended June 30, 2008 compared to $119,584 for the same period in 2007. The decrease in professional fees is primarily attributable to a reduction in legal fees in 2008 versus 2007. During the six months ended June 30, 2008, professional fees amounted to $88,379 versus $210,643 in 2007. Professional fees include auditing, tax and legal services provided to the Company.

Selling, general and administrative expenses for the quarter increased to $883,577 versus $468,787 last year. The increase in selling, general and administrative expenses for the second quarter of 2008 by $414,790 is primarily due to stock based compensation expense of $ 284,606, the addition of permanent resources as well as increased costs to support corporate activity in the cruise loyalty program business, partially offset by a weakening U.S. dollar. There was no stock based compensation cost recorded for the same period last year. Selling, general and administrative expenses for the six months ended June 30, 2008 were $1,443,759 compared to $950,574 in 2007.

Other Income

During the second quarter of 2008, the Company reached agreements with certain creditors to eliminate $626,114 of pre-acquisition debt of SeaMiles, LLC. Under the agreements, $380,000 worth of debt will be exchanged for 190,000 shares of the Company at $2.00 per share. The remaining debt of $246,114 was forgiven and has been recognized as debt forgiveness income in the consolidated statements of operations and comprehensive income.

Discontinued Operations

During the fourth quarter of 2007, the Company made the decision to divest its remaining real estate assets. On March 27, 2008, the Company signed an agreement of purchase and sale to sell its remaining real estate assets to a shareholder of the Company. The properties sold, all of which are located in the Muskoka region of Ontario, consisted of the Greene Slate Inn, the Ports development project and three residential houses. The sale closed on June 16, 2008. The Company's consolidated financial statements have adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. The Company's results of operations related to discontinued operations for the three and six months ended June 30, 2008 and 2007 are shown in the following table:

	Three months ended June 30		Six months ended June 30	
	2008	2007	**2008**	2007
Revenue				
Rental income	**$ -**	$ -	**$ -**	$ -
Expenses				
Amortization of deferred costs	**-**	7,500	**-**	15,000
Bank charges and interest	**88**	22,812	**184**	45,710
Professional fees	**7,160**	-	**36,614**	-
Selling, general and administrative	**642**	5,930	**1,284**	9,597
	7,890	36,242	**38,082**	70,307
Loss from discontinued operations before undernoted	**(7,890)**	(36,242)	**(38,082)**	(70,307)
Write down of property held for sale	**(11,945)**	(2,440,407)	**(30,656)**	(2,440,407)
Gain from disposal of property held for sale	**326,557**	-	**326,557**	-
Net income (loss) from discontinued operations	**$306,722**	($2,476,649)	**$257,819**	($2,510,714)

The gain from disposal of property held for sale was calculated as follows:

Cash proceeds	**$3,715,854**
Assumption of accounts payable	**47,002**
Gross proceeds	**3,762,856**
Selling expenses	**(23,809)**
	3,739,047
Net book value of properties sold	**3,220,000**
Deposits paid by the purchaser	**95,854**
Deposits assumed by the purchaser	**96,636**
	3,412,490
Gain on disposal of property held for sale	**$326,557**

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2008, the Company had total assets of $31,448,308 compared to total assets of $31,172,779 as at December 31, 2007. The Company had $339,730 in cash compared to $415,507 as at December 31, 2007. As at June 30, 2008, the Company held funds in an escrow bank account totaling $21,186,650 versus $17,132,178 at December 31, 2007. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at June 30, 2008, the Company had total liabilities of $25,469,261 versus total liabilities of $26,163,358 as at December 31, 2007. Total liabilities include deferred revenue of $1,902,940 ($2,472,096 – at December 31, 2007) and long term debt from continuing operations of $636,484 ($1,242,108 – at December 31, 2007). Liabilities of discontinued operations were nil as the Company divested its remaining real estate assets during June 2008 compared to $751,917 at December 31, 2007.

The Company's net working capital as at March 31, 2008 was a deficit of $490,143 compared to a deficit of $2,644,099 as at December 31, 2006. The improvement in the Company's net working capital deficit is primarily attributed to the Company retiring its convertible debt in the amount of $3,000,000 following the sale of its real estate in June 2008.

The current and long-term portion of deferred revenue as at June 30, 2008 was $1,902,940 ($2,472,096 – at December 31, 2007). The principal amount of deferred revenue represents the unearned portion of a $2,500,000 U.S. payment received by SeaMiles, LLC from Barclays Bank in the fourth quarter of 2007. The payment will be recognized as revenue over 24 months and subject to the continuation of the SeaMiles rewards platform currently operated through the Barclays issued Carnival SeaMiles credit card. The current portion of the deferred revenue is $1,277,786.

The Company's long-term debt from continuing operations decreased by $3,606,624 from December 31, 2007 due to the Company retiring its convertible debentures in the amount of $3,000,000 following the sale of its real estate and reaching agreements with certain creditors to eliminate $626,114 of pre-acquisition debt of SeaMiles, LLC during June 2008.

The Company's liabilities from discontinued operations were eliminated following the sale of the Company's real estate assets during June 2008.

Shareholder's Equity was $5,979,047 as at June 30, 2008 versus $5,009,421 as at December 31, 2007. The increase in shareholders' equity is due to a combination of net income of $305,020 for the six months ended June 30, 2008, an increase of $284,606 in contributed surplus from stock option grants and an increase of $380,000 in share capital as a result of the Company reaching agreements with certain creditors to eliminate the pre-acquisition debt of SeaMiles, LLC.

The Company has the following stock options to its officers, directors, employees and certain consultants outstanding as at June 30, 2008:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
August 24, 2006	100,000	$3.25	August 24, 2008
August 21, 2007	300,000	$2.00	August 21, 2009
April 30, 2008	275,000	$2.00	April 30, 2010
May 15, 2008	85,000	$2.15	May 15, 2010
	760,000		

The fair value of the stock options granted were based on the Black-Scholes model for pricing options.

Cash used in operating activities from continuing operations was $1,391,331 for the three months ended June 30, 2008 compared to cash provided by operating activities from continuing operations of $1,074,216 in 2007. The cash used in operating activities during the second quarter of 2008 is primarily due to the Company paying down $1,086,391 in accounts payable and accrued liabilities.

Cash provided by operating activities from continuing operations was $15,867 for the six months ended June 30, 2008 compared to cash provided by operating activities from continuing operations of $1,325,663 in 2007.

The Company has in excess of $4 million in loss carry forwards which it can use to apply against taxable income in subsequent years. Accordingly, the Company does not anticipate paying any taxes in the foreseeable future.

FINANCIAL INSTRUMENTS

With the sale of the Company's real estate and the elimination of all of the pre-acquisition debt of SeaMiles, LLC during June 2008, the Company retired all of its mortgages, interest bearing debt and convertible debt and therefore is no longer exposed to the risk of interest rate changes.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Interest rate trends
- Circumstances that are beyond the control of the Company such as acts of terrorism or severe climate changes
- Competition from other loyalty credit cards
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the period ended June 30, 2008, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer, President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer, President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at June 30, 2008 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roderick MacDonald, the Chief Financial Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **June 30, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 6, 2008

Bob MacDonald

Signature
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Wise, Chief Executive Officer of SeaMiles Limited certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SeaMiles Limited** (the issuer) for the interim period ending **June 30, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide a reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 6, 2008

Signature
Chief Executive Officer

seamiles

Any Cruise Line...Any Time

SeaMiles Completes Elimination of $624,000 of Debt

TORONTO, ONTARIO - August 13, 2008 - SeaMiles Limited (the "Company") (TSX VENTURE: SEE), North America's premier cruise loyalty provider, today announced that it has completed its transactions which eliminated $624,000 of pre-acquisition debt of SeaMiles, LLC from its books.

ABOUT SEAMILES

SeaMiles is North America's premier cruise loyalty provider, committed to recognizing and rewarding the cruiser through multiple earning opportunities and best-in-class, maximum award flexibility based on "Any Cruise Line...Any Time". Additional information can be found at www.seamiles.com.

Contact:

Peter Rooney
SeaMiles Limited
President
(416) 398-1555 Ext. 442
Email: peter.rooney@seamiles.com

Steven Wise
SeaMiles Limited
Chairman & CEO
(416) 631-3400
Email: steven@seamiles.com

END